Filed Pursuant to Rule 424(b)(5)

Registration No. 333-200294

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated November 16, 2015

Preliminary prospectus supplement

Equinix, Inc.

$750,000,000

Common stock

We are offering             shares (the “firm shares”) of our common stock, par value $0.001 per share (our “common stock”), with an aggregate public offering price of $750,000,000. At an assumed public offering price of $291.07 per share, the closing price of our common stock on the NASDAQ Global Select Market (the “NASDAQ”) on November 13, 2015, we would expect to issue and sell 2,576,699 shares. We will receive all of the net proceeds from this offering.

We intend to use the net proceeds of this offering, together with the net proceeds of an anticipated offering of senior unsecured notes in an aggregate principal amount of up to approximately $1 billion (the “Proposed New Notes”), the net proceeds of a senior secured term loan in an aggregate principal amount of up to approximately $700 million that we propose to obtain (the “Proposed Term Loan”) and cash on hand, for merger and acquisition activities and repayment of indebtedness (including the funding of the cash portion of the purchase price for the cash and share offer we announced in May 2015 (the “Telecity Acquisition”) for the entire issued and to be issued share capital of TelecityGroup plc (“TelecityGroup”) and repayment of existing TelecityGroup indebtedness in connection therewith) and for general corporate purposes. If for any reason the Telecity Acquisition is not completed, then we intend to use all of the net proceeds from this offering for general corporate purposes. The completion of this common stock offering is not contingent upon the completion of the issuance of the Proposed New Notes, the Proposed Term Loan or the Telecity Acquisition. See “Prospectus summary—Recent developments” and “Use of proceeds.” This prospectus supplement is not an offer to sell or a solicitation of an offer to buy any securities being offered in the offering of the Proposed New Notes.

Our common stock is listed on the NASDAQ under the symbol “EQIX”. On November 13, 2015, the last reported sale price of our common stock on the NASDAQ was $291.07 per share.

Investing in our common stock involves risks. See “Risk factors ” beginning on page S-15 of this prospectus supplement as well as the risks described in “Risk Factors” in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2015.

	Per share	Total

Public offering price(1)	$	$

Underwriting discounts and commissions(1)	$	$

Proceeds to Equinix, Inc. (before expenses)(1)	$	$
(1)	Assumes no exercise of the underwriters’ option to purchase additional shares as described below.

We have granted the underwriters an option exercisable within a 30-day period beginning on, and including, the date of this prospectus supplement, to purchase up to                     additional shares of our common stock, representing an aggregate amount of approximately $112,500,000 (the “additional shares” and, together with the firm shares, the “shares”) from us at the public offering price, less the underwriting discounts and commissions, and less an amount per share equal to any per share dividends that are paid or payable by us on the firm shares but that are not payable on the additional shares. See “Underwriting”.

Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about                     , 2015.

Joint Book-Running Managers

J.P. Morgan	BofA Merrill Lynch	Citigroup

RBC Capital Markets	Barclays	TD Securities

Co-Managers

ING	MUFG	HSBC

Evercore ISI		BTIG

                    , 2015

We and the underwriters have not authorized anyone to provide any information other than that contained or incorporated by reference into this prospectus supplement or the accompanying prospectus or any relevant free writing prospectus prepared by or on behalf of us or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are not, and the underwriters are not, making an offer or sale of shares of common stock in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus is accurate only as of the date appearing on the front cover of this prospectus supplement or the date of the accompanying prospectus or the applicable incorporated document, regardless of the time of delivery of such document. Our business, financial condition, results of operations and prospects may have changed since that date. It is important that you read and consider all of the information contained in or incorporated by reference into this prospectus supplement and the information contained in or incorporated by reference into the accompanying prospectus in making your investment decision.

S-i

S-ii

About the prospectus supplement

This document consists of two parts. The first part is this prospectus supplement, which describes the specific terms of this common stock offering and also adds to and updates the information contained or incorporated by reference in the accompanying prospectus. The second part is the prospectus, which describes more general information regarding our securities, some of which does not apply to this offering. You should read both this prospectus supplement and the accompanying prospectus, together with additional information described under the heading “Incorporation by reference” and “Where you can find more information” in this prospectus supplement and the accompanying prospectus.

If the information set forth in this prospectus supplement differs in any way from the information set forth in the accompanying prospectus or the information contained in any document incorporated by reference therein, the information contained in the most recently dated document shall control.

This prospectus supplement and the accompanying prospectus incorporate important business and financial information about us and our subsidiaries that is not included in or delivered with this prospectus supplement or the accompanying prospectus. Information incorporated by reference is available without charge to prospective investors upon written request to us at One Lagoon Drive, Fourth Floor, Redwood City, CA 94065, Attention: Investor Relations, or by telephone at (650) 598-6000.

Neither we nor the underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You must comply with all applicable laws and regulations in force in any applicable jurisdiction and you must obtain any consent, approval or permission required by you for the purchase, offer or sale of the common stock under the laws and regulations in force in the jurisdiction to which you are subject or in which you make your purchase, offer or sale, and neither we nor the underwriters will have any responsibility therefor.

We reserve the right to withdraw this offering of our common stock at any time. We and the underwriters also reserve the right to reject any offer to purchase, in whole or in part, for any reason, or to sell less than the amount of common stock offered hereby.

Certain persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Such transactions may include stabilization and the purchase of common stock to cover short positions. For a description of these activities, see “Underwriting” in this prospectus supplement.

References to “Equinix,” the “Company,” “we,” “our” and “us” and similar terms mean Equinix, Inc., a Delaware corporation, and its consolidated subsidiaries, unless the context otherwise requires.

Forward-looking statements

This prospectus supplement and the accompanying prospectus, including the documents incorporated by reference herein and therein, contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Such statements contained in this prospectus supplement and the accompanying prospectus or incorporated by reference herein or therein are based upon current expectations that involve risks and uncertainties. Any statements contained in this prospectus supplement or the accompanying prospectus or incorporated by reference herein or therein that are not statements of historical fact may be deemed to be forward-looking statements. For example, the words “believes,” “anticipates,” “plans,” “expects,” “intends” and similar expressions are intended to identify forward-looking statements. Our actual results and the timing of certain events may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a discrepancy include, but are not limited to, those discussed in the “Risk factors” section of this prospectus supplement and under the heading “Risk Factors” in the documents incorporated by reference herein. We claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 for all forward-looking statements. All forward-looking statements contained in this prospectus supplement and the accompanying prospectus or incorporated by reference herein or therein are based on information available to us as of the date of such statements and we assume no obligation to update any such forward-looking statements.

Where you can find more information

We have filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-3 under the Securities Act relating to the common stock offered by this prospectus supplement. This prospectus supplement and the accompanying prospectus are a part of that registration statement, which includes additional information not contained in this prospectus supplement or the accompanying prospectus.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC (including exhibits to such documents) at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available to the public at the SEC’s website at www.sec.gov.

Incorporation by reference

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement and the accompanying prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the termination of the offering under this prospectus:

•

Current Reports on Form 8-K filed on February 17, 2015, April 30, 2015, May 20, 2015 (only with respect to Item 8.01), May 26, 2015, May 29, 2015, June 1, 2015, September 28, 2015, October 1, 2015, October 9, 2015, and November 10, 2015 and our Current Report on Form 8-K/A filed on November 16, 2015;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2015, June 30, 2015 and September 30, 2015; and

•

Annual Report on Form 10-K for the year ended December 31, 2014, including portions of our Definitive Proxy Statement on Schedule 14A filed on April 24, 2015, to the extent specifically incorporated by reference in such Annual Report on Form 10-K.

We are not, however, incorporating by reference any documents or portions thereof, whether specifically listed above or filed in the future, that are not deemed “filed” with the SEC, including any information furnished pursuant to Items 2.02 or 7.01 of Form 8-K or certain exhibits furnished pursuant to Item 9.01 of Form 8-K.

You may request, and we will provide you with, a copy of these filings, at no cost, by calling us at (650) 598-6000 or by writing to us at the following address:

Equinix, Inc.

One Lagoon Drive, Fourth Floor

Redwood City, CA 94065

Attn: Investor Relations

Prospectus summary

This summary highlights information contained in or incorporated by reference into this prospectus supplement or the accompanying prospectus. Because this is only a summary, it does not contain all of the information that may be important to you. For a more complete understanding of our business and financial affairs, we encourage you to read this entire prospectus supplement, the accompanying prospectus, any related free writing prospectuses, the sections titled “Risk Factors,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” together with our consolidated financial statements and the related notes thereto in our Annual Report on Form 10-K for the year ended December 31, 2014 and in Quarterly Reports on Form 10-Q for the quarters ended March 31, 2015, June 30, 2015 and September 30, 2015, each of which is incorporated by reference in this prospectus supplement and the accompanying prospectus, and the other documents incorporated by reference in this prospectus supplement and the accompanying prospectus, before making a decision whether to invest in our common stock. References herein to “we”, “us”, “Equinix”, or the Company refer to Equinix, Inc. and, where appropriate, Equinix Inc.’s consolidated subsidiaries.

Overview

We connect more than 6,300 companies directly to their customers and partners inside the world’s most networked data centers. Today, businesses leverage the Equinix interconnection platform in 33 strategic markets across the Americas, Asia-Pacific, and Europe, Middle East and Africa (EMEA).

Platform Equinix® combines a global footprint of state-of-the-art International Business Exchange™ (IBX®) data centers, a variety of interconnection opportunities and unique ecosystems. Together these components accelerate business growth and opportunity for our customers by safekeeping their infrastructure and applications closer to users, enabling them to improve performance with cost-effective and scalable interconnections, work with vendors to deploy new technologies such as cloud computing and to collaborate with the widest variety of partners and customers to achieve their ambitions.

We generate revenue by providing colocation and related interconnection and managed IT infrastructure offerings on a global platform of 105 IBX data centers. For the year ended December 31, 2014 and the nine months ended September 30, 2015, we had revenue of $2,443.8 million and $1,995.4 million, net income (loss) attributable to Equinix of $(259.5) million and $177.0 million and adjusted EBITDA of $1,113.9 million and $938.5 million, respectively. For a discussion of our primary non-GAAP metric, adjusted EBITDA, including a reconciliation to GAAP financial measures, see our non-GAAP financial measures discussion in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the year ended December 31, 2014 and subsequent Quarterly Reports on Form 10-Q which are incorporated by reference in this prospectus supplement and the accompanying prospectus.

We have been organized and have been operating as a real estate investment trust for U.S. federal income tax purposes (a “REIT”) effective for our taxable year that began on January 1, 2015.

Recent developments

Acquisition of Telecity Group plc

In May 2015, we announced a cash and share offer (the “Telecity Acquisition”) for the entire issued and to be issued share capital of Telecity Group plc (“TelecityGroup”). TelecityGroup operates 42 data center facilities in strategic internet hub cities across Europe. For the year ended December 31, 2014 and the nine months ended September 30, 2015, TelecityGroup had revenues of $574.6 million and $398.3 million and net income of $91.7 million and $24.4 million, respectively, in each case converted into U.S. GAAP and U.S. dollars.

The Telecity Acquisition is expected to have a purchase price of approximately £1,176 million in cash (or $1,786 million at September 30, 2015 exchange rates) and 6,905,645 shares of our common stock to be issued to shareholders of TelecityGroup. The closing of the Telecity Acquisition is subject to certain conditions, including (i) receipt of regulatory clearances from the European Commission or certain national authorities, (ii) approval of a court sanctioned scheme of arrangement and related resolutions by the holders of at least a majority in number representing at least 75% of the issued share capital of TelecityGroup and (iii) the sanction of the High Court of England and Wales.

On November 13, 2015, we announced that we obtained clearance from the European Commission for the Telecity Acquisition satisfying condition (i) described in the paragraph above. In connection with obtaining the approval of the European Commission for the Telecity Acquisition, we and TelecityGroup agreed to divest certain data centers owned by TelecityGroup and one data center owned by Equinix (the “Disposal Group”). The Disposal Group consists of the following facilities: TelecityGroup’s Bonnington House, Sovereign House, Meridian Gate and Oliver’s Yard data centers and Equinix’s West Drayton data center in London; TelecityGroup’s Science Park and Amstel Business Park I in Amsterdam; and TelecityGroup’s Lyonerstrasse data center in Frankfurt. These assets contributed approximately 4% of revenues for the nine months ended September 30, 2015 of the pro forma combined company. There is no agreement with any buyer or buyers to acquire all or any portion of these data centers and any such agreement will be subject to the approval of the European Commission. The unaudited pro forma condensed combined financial statements contained in this prospectus supplement reflect the Disposal Group as held for sale in the accompanying unaudited pro forma condensed combined balance sheet as of September 30, 2015 and the results of operations related to revenue, costs of revenues and selling, marketing and administrative costs from the Disposal Group are removed from the accompanying unaudited pro forma condensed combined statements of operations for the year ended December 31, 2014 and the nine months ended September 30, 2015. There can be no assurance as to the amount of proceeds to be received in connection with the sale of all or any part of the Disposal Group.

We expect to close the Telecity Acquisition early in the first half of 2016. For more information about the Telecity Acquisition, see our Current Report on Form 8-K filed with the SEC on May 29, 2015 and Form 8-K/A filed with the SEC on November 16, 2015, which are incorporated by reference herein.

Telecity Bridge Loan Commitment

In connection with the Telecity Acquisition, in May 2015 we also entered into a bridge credit agreement among J.P. Morgan Chase Bank, N.A., as lender and as administrative agent, and Bank of America, N.A., Citibank, N.A., Royal Bank of Canada, Toronto Dominion (Texas) LLC, ING Bank N.V., HSBC Bank USA, NA and the Bank of Tokyo-Mitsubishi UFJ, Ltd., as lenders, for a principal amount of £875.0 million (or approximately $1.3 billion at September 30, 2015 exchange rates) (the “Telecity Bridge Loan Commitment”). The lenders under the Telecity Bridge Loan Commitment are affiliates of certain of the underwriters. The Telecity Bridge Loan Commitment contains negative covenants that are typical for facilities of this type and that are generally consistent with our existing outstanding senior notes, including limitations on incurrence of additional indebtedness, liens, restricted payments, fundamental changes, dividend and payment restrictions affecting restricted subsidiaries, transactions with affiliates, asset sales, and issuance of preferred stock by domestic restricted subsidiaries. The Telecity Bridge Loan Commitment is dedicated solely to the Telecity Acquisition and to satisfy applicable funds certainty requirements under the U.K. City Code on Takeovers and Mergers. No amounts have been drawn under the Telecity Bridge Loan Commitment. As of September 30, 2015, we had accrued commitment fees of approximately $5.0 million associated with the Telecity Bridge Loan Commitment, which are reflected as interest expense in our condensed consolidated statement of operations.

Financing of the Telecity Acquisition

We intend to obtain or otherwise incur up to approximately $1,700 million of indebtedness to fund a portion of the Telecity Acquisition, including related fees and expenses, which we refer to in this prospectus supplement as the “Proposed Debt Financings.” We currently expect that the Proposed Debt Financings will include:

•

an anticipated offering of senior unsecured notes in an aggregate principal amount of up to approximately $1,000 million, which we refer to in this prospectus supplement as the “Proposed New Notes”; and

•	a senior secured term loan in an aggregate principal amount of up to approximately $700 million, which we refer to in this prospectus supplement as the “Proposed Term Loan.”

The foregoing description and any other information regarding the Proposed Debt Financings is included herein solely for informational purposes. There can be no assurance that we will commence or complete the Proposed Debt Financings, or as to the amount and terms and conditions of the Proposed Debt Financings. The Proposed Debt Financings, if commenced, will not be contingent on the completion of this offering. Our ability to obtain the Proposed Debt Financings will depend on many factors, including investor and lender demand, market conditions and other factors, and we cannot assure you that the Proposed Debt Financings or other additional financing will be available to us on favorable terms, or at all.

In connection with this offering and each of the Proposed Debt Financings, we intend to terminate the Telecity Bridge Loan Commitment. However, to the extent that we are unable to obtain the Proposed Debt Financings or obtain other permanent financing, we may be required to draw under the Telecity Bridge Loan Commitment to fund the cash portion of the purchase price for the Telecity Acquisition. The completion of this common stock offering is not contingent upon the completion of the Proposed Debt Financings or the Telecity Acquisition. If the Telecity Acquisition does not occur, the proceeds of this offering will be used for general corporate purposes, which may include repayment of indebtedness, capital expenditures, working capital and acquisitions from time to time.

Acquisition of Bit-isle Inc.

In September 2015, we announced that our Japanese subsidiary QAON G.K. commenced a cash tender offer for all issued and outstanding shares of Bit-isle Inc. (the “Bit-isle Acquisition”), valued at approximately ¥33.3 billion (or approximately $277.2 million at September 30, 2015 exchange rates). Bit-isle Inc. is a leading provider of data centers in Japan, with five data centers in Tokyo and one data center in Osaka. The tender offer period ended on October 26, 2015 and we acquired approximately 97% of the outstanding equity interests (including stock options) of Bit-isle Inc. We will acquire the remaining equity interests pursuant to a process permitted under Japanese law by the end of 2015.

In connection with the Bit-isle Acquisition, QAON G.K. and certain of our other direct and indirect subsidiaries entered into a bridge credit agreement with The Bank of Tokyo-Mitsubishi UFJ, Ltd., for a principal amount of ¥47.5 billion (or approximately $395.8 million at September 30, 2015 exchange rates) (the “Bit-isle Bridge Loan Commitment”). Equinix, Inc. is a guarantor under the Bit-isle Bridge Loan Commitment. The Bit-isle Bridge Loan Commitment was entered into to provide a temporary source of funding for the cash consideration payable to shareholders and holders of stock acquisition rights in the Bit-isle Acquisition, repayment of indebtedness of

Bit-isle Inc. and its wholly-owned subsidiaries, and the transaction costs incurred in connection with the closing of the Bit-isle Bridge Loan Commitment and the Bit-isle Acquisition. In October 2015, we made the first draw-down of approximately ¥27.3 billion (or approximately $226.9 million at September 30, 2015 exchange rates) on the Bit-isle Bridge Loan Commitment in preparation for closing the Bit-isle Acquisition. We expect to draw down an additional approximate ¥15 billion on the Bit-isle Bridge Loan Commitment (or approximately $120 million at September 30, 2015 exchange rates) in the fourth quarter of 2015 in connection with the Bit-isle Acquisition. We intend to seek permanent financing to replace and terminate the Bit-isle Bridge Loan Commitment in the first half of 2016.

Special Distribution and Dividend

On September 28, 2015, we declared a special distribution of $627.0 million (the “2015 Special Distribution”), encompassing various items of taxable income that we expect to recognize in 2015, including depreciation recapture in respect of accounting method changes commenced in our pre-REIT period, foreign earnings and profits recognized as dividend income and certain other items of taxable income. The 2015 Special Distribution was paid on November 10, 2015 to our common stockholders of record as of the close of business on October 8, 2015 in the form of an aggregate of approximately $125.5 million in cash and 1.69 million shares of our common stock. As a result of the 2015 Special Distribution, the conversion rate relating to our 4.75% convertible subordinated notes due 2016 (the “2016 Convertible Notes”) was adjusted to 12.9913 shares of common stock per $1,000 principal amount of 2016 Convertible Notes, and the approximately $157.9 million principal amount of 2016 Convertible Notes that are currently outstanding are now convertible, in the aggregate, into approximately 2.05 million shares of our common stock. As a result of the adjustment to the conversion rate, the conversion price of the 2016 Convertible Notes decreased from approximately $79.87 per share of common stock to approximately $76.98 per share of our common stock.

On October 28, 2015, we declared a quarterly cash dividend of $1.69 per share, which is payable on December 16, 2015 to our common stockholders of record as of the close of business on December 9, 2015. Purchasers of shares of common stock in this offering who continue to hold such shares through the record date will receive this dividend.

Sources and uses

The following table outlines the sources and uses of funds for the cash consideration payable in connection with the Telecity Acquisition. The table assumes that the Telecity Acquisition and the Proposed Debt Financings are completed simultaneously, but this offering is expected to occur before the completion of the Proposed Debt Financings and the Telecity Acquisition. Amounts in the table are in millions of dollars and are estimated. Actual amounts may vary from the estimated amounts. See “Use of proceeds.”

Sources of funds		Uses of funds
Cash(1)	$490.4	Total cash consideration payable in Telecity Acquisition(5)	$1,786.2
Common stock offered hereby(2)	$750.0	Transaction fees and expenses(6)	$179.7
Proposed New Notes(3)	$1,000.0	Refinance existing TelecityGroup indebtedness(7)	$508.7
Proposed Term Loan(4)	$700.0	General corporate purposes	$465.8
Total	$2,940.4	Total	$2,940.4

(1)	Reflects restricted cash of Equinix placed into a restricted cash account in connection with the Telecity Acquisition.

(2)	Before discounts, commissions and expenses and assumes no exercise of the underwriters’ option to purchase additional shares.

(3)	Before discounts, commissions and expenses.

(4)	No lenders have committed to fund any portion of the Proposed Term Loan.

(5)	Assuming an exchange rate of 1.5189 as of September 30, 2015. Does not include an estimated 6,905,645 shares of our common stock to be issued to shareholders of TelecityGroup.

(6)	Includes estimated transaction costs in connection with the Telecity Acquisition, Equity Offering and Proposed Debt Financings. Assumes an exchange rate of 1.5355 as of September 30, 2015.

(7)	Includes repayment of TelecityGroup’s existing debt, accrued interest, and settlement of associated interest rate swap derivative liabilities. Assumes an exchange rate of 1.5189 as of September 30, 2015.

Company information

Our principal executive offices are located at One Lagoon Drive, Fourth Floor, Redwood City, CA 94065 and our telephone number is (650) 598-6000. Our website is located at www.equinix.com. Information contained on or accessible through our website is not part of this prospectus supplement.

The offering

The following is a brief summary of certain terms of this offering. For a more complete description of the terms of the common stock offered hereby, see the “Description of capital stock” section of this prospectus supplement and the “Description of Capital Stock” section of the accompanying prospectus.

Issuer	Equinix, Inc., a Delaware corporation.

Common stock offered by us	shares

Common stock to be outstanding after this offering	shares

Option to purchase additional shares of common stock from us	shares

Use of proceeds	We estimate that the net proceeds from this offering, after deducting underwriting discounts and commissions and estimated offering expenses, will be approximately $721.2 million (or approximately $829.5 million if the underwriters exercise their option to purchase additional shares in full). We intend to use the net proceeds from this offering, together with the net proceeds of the Proposed Debt Financings and cash on hand, for merger and acquisition activities and repayment of indebtedness (including the funding of the cash portion of the Telecity Acquisition purchase price and repayment of existing TelecityGroup indebtedness in connection therewith) and for general corporate purposes. In connection with this offering and the Proposed Debt Financings, we intend to terminate the Telecity Bridge Loan Commitment. In order to satisfy requirements under the U.K. City Code on Takeovers and Mergers, prior to terminating the Telecity Bridge Loan Commitment, we intend to place approximately £875.0 million, or approximately $1.3 billion based on an exchange rate as of September 30, 2015, in a restricted cash account in the U.K. pending the completion of the Telecity Acquisition. If for any reason the Telecity Acquisition is not completed, then we intend to use all of the net proceeds from this offering for general corporate purposes, which may include repayment of indebtedness, capital expenditures, working capital and acquisitions from time to time. See “Prospectus summary—Recent developments” and “Prospectus summary—Sources and uses.”

The completion of this common stock offering is not contingent upon the completion of the Proposed Debt Financings or the Telecity Acquisition and if the Telecity Acquisition does not occur, the proceeds of this offering will be used for general corporate purposes, which may include repayment of indebtedness, capital expenditures, working capital and acquisitions from time to time.

Certain of the underwriters have acted as underwriters for our existing senior notes and are expected to act as underwriters for the Proposed New Notes.

Certain affiliates of the underwriters act as lenders and/or agents under our existing credit facilities and/or are expected to act as lenders and/or agents under the Proposed Term Loan. Affiliates of the underwriters have made commitments to us with respect to a Telecity Bridge Loan Commitment to finance a portion of the Telecity Acquisition under certain circumstances in the event this offering and the Proposed Debt Financings are not consummated, for which the underwriters and/or their affiliates will be paid customary fees. See “Prospectus summary—Recent developments—Acquisition of Telecity Group plc.” Certain of the underwriters or their affiliates may hold equity of TelecityGroup and/or positions in the existing TelecityGroup indebtedness to be refinanced and may be repaid with a portion of the net proceeds of this offering. See “Use of proceeds.”

NASDAQ Global Select Market symbol for our common stock	“EQIX”.

Risk factors	Investing in our common stock involves risk. See “Risk factors” in this prospectus supplement and “Risk Factors” in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2015 and the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

REIT status and transfer restrictions	We began operating as a REIT for our taxable year that began on January 1, 2015. To assist us in maintaining our qualification as a REIT, our certificate of incorporation includes various restrictions on the ownership and transfer of our stock, including among others, a restriction that, subject to certain exceptions, prohibits any person from owning more than 9.8% (in value or in number, whichever is more restrictive) of our outstanding shares of common stock or 9.8% in value of our outstanding shares of capital stock.

Transfer agent and registrar	Computershare Trust Company, N.A.

The number of shares of our common stock to be outstanding after this offering is based on 57,285,666 of our common shares outstanding as of September 30, 2015. Unless the context requires otherwise, the number of shares of our common stock to be outstanding after this offering excludes:

•	an estimated 6,905,645 shares of our common stock to be issued to shareholders of TelecityGroup;

•	1,688,411 shares of our common stock that were issued to our stockholders on November 10, 2015 in the 2015 Special Distribution;

•	1,448,188 shares of common stock issuable upon the exercise of outstanding options and restricted stock units as of September 30, 2015;

•

2,051,131 shares reserved for issuance upon the conversion of our 2016 Convertible Notes as of September 30, 2015 (after giving effect to the adjustment to the conversion rate for our 2016 Convertible Notes for the 2015 Special Distribution);

•

4,371,308 shares reserved for future issuances under our 2000 Equity Incentive Plan, 2000 Director Option Plan and 2001 Supplemental Stock Plan, and 3,568,891 shares reserved for future issuances under our 2004 Employee Stock Purchase Plan; and

•	shares issuable upon the exercise of the underwriters’ option to purchase additional shares in this offering.

Summary consolidated financial data

The following tables summarize our consolidated financial data for the periods presented. You should read this summary consolidated financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes incorporated by reference in this prospectus supplement and the accompanying prospectus. The consolidated statements of operations and consolidated statements of cash flow data for the years ended December 31, 2012, 2013 and 2014 were derived from our audited consolidated financial statements incorporated by reference in this prospectus supplement and the accompanying prospectus. The consolidated statements of operations and consolidated statements of cash flow data for the nine months ended September 30, 2014 and 2015 and the consolidated balance sheet data as of September 30, 2015 were derived from our unaudited interim condensed consolidated financial statements incorporated by reference in this prospectus supplement and the accompanying prospectus. Pro forma financial information presented herein were derived from the historical consolidated financial statements of Equinix and TelecityGroup and certain adjustments and assumptions have been made regarding Equinix after giving effect to the Telecity Acquisition and are therefore not necessarily indicative of actual results had the companies been combined for the periods presented. You should read the pro forma financial information in conjunction with the section “Unaudited pro forma condensed combined financial information” included in this prospectus supplement. Our historical results are not necessarily indicative of the results to be expected in the future and our interim results are not necessarily indicative of the results to be expected for the full year or any future period.

	Years ended December 31,			Nine months ended September 30,
(in thousands)	2012	2013	2014	2014	2015

Consolidated statement of operations data:
Revenues	$1,887,376	$2,152,766	$2,443,776	$1,805,655	$1,995,405

Costs and operating expenses:
Cost of revenues	944,617	1,064,403	1,197,885	884,436	939,538
Sales and marketing	202,914	246,623	296,103	214,867	243,573
General and administrative	328,266	374,790	438,016	324,332	356,455
Restructuring reversals	—	(4,837)	—	—	—
Impairment charges	9,861	—	—	—	—
Acquisition costs	8,822	10,855	2,506	580	24,374

Total costs and operating expenses	1,494,480	1,691,834	1,934,510	1,424,215	1,563,940

Income from continuing operations	392,896	460,932	509,266	381,440	431,465
Interest income	3,466	3,387	2,891	2,534	2,375
Interest expense	(200,328)	(248,792)	(270,553)	(199,450)	(219,556)
Other income (expense)	(2,208)	5,253	119	3,170	(11,964)
Loss on debt extinguishment	(5,204)	(108,501)	(156,990)	(51,183)	—

Income from continuing operations before income taxes	188,622	112,279	84,733	136,511	202,320
Income tax expense	(58,564)	(16,156)	(345,459)	(42,134)	(25,277)

Net income (loss) from continuing operations	130,058	96,123	(260,726)	94,377	177,043
Net income from discontinued operations, net of tax	13,086	—	—	—	—

Net income (loss)	143,144	96,123	(260,726)	94,377	177,043

Net (income) loss attributable to redeemable non-controlling interests	(3,116)	(1,438)	1,179	1,179	—

Net income (loss) attributable to Equinix	$140,028	$94,685	$(259,547)	$95,556	$177,043

	Years ended December 31,			Nine months ended September 30,
(in thousands)	2012	2013	2014	2014	2015

Other financial data:
Net cash provided by operating activities	$632,026	$604,608	$689,420	$487,123	$659,675
Net cash provided by (used in) investing activities	(442,873)	(1,169,313)	(435,839)	184,072	(605,931)
Net cash provided by (used in) financing activities	(222,721)	574,907	107,401	(572,449)	(319,768)
Adjusted EBITDA(1)	887,857	1,000,898	1,113,891	819,526	938,482
Pro forma adjusted EBITDA(2)(3)			1,296,878		1,071,104

(in thousands)	As of September 30, 2015

Balance sheet data:
Cash, cash equivalents and short-term and long-term investments	$339,546
Accounts receivable, net	293,125
Property, plant and equipment, net	5,218,595
Total assets	7,705,666
Current portion of capital lease and other financing obligations	26,775
Current portion of mortgage and loans payable	55,024
Current portion of convertible debt	151,535
Capital lease and other financing obligations, excluding current portion	1,198,581
Mortgage and loans payable, excluding current portion	484,049
Senior notes	2,720,448
Total debt	3,411,056
Total liabilities	6,217,013
Total stockholders’ equity	1,488,653

Selected financial data and annualized credit statistics:
(in thousands)	Nine months ended September 30, 2015
Pro forma annualized adjusted EBITDA(2)(3)(4)	$1,428,139

As of September 30, 2015
Pro forma senior debt to pro forma annualized adjusted EBITDA ratio(2)(3)(4)(5)	4.5x
Pro forma total debt to pro forma annualized adjusted EBITDA ratio(2)(3)(4)(6)	4.6x
Pro forma net debt to pro forma annualized adjusted EBITDA ratio(2)(3)(4)(7)	4.0x

(1)	For a discussion of our primary non-GAAP metric, adjusted EBITDA, and a reconciliation to income from continuing operations, see our non-GAAP financial measures discussion in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference in this prospectus supplement and the accompany prospectus from our Annual Report on Form 10-K for the year ended December 31, 2014 and from our Quarterly Report on Form 10-Q for the quarter ended September 30, 2015.
(2)

References to “pro forma financial information” refer to the financial information for the applicable period that gives effect to the Telecity Acquisition and the exclusion of the Disposal Group, based upon the historical financial information of Equinix and TelecityGroup after giving effect to the pro forma adjustments as set forth in “Unaudited pro forma condensed combined financial information” and the accompanying notes. “Pro forma financial information” does not give effect to the consummation of the Bit-isle Acquisition for ¥ 33.3 billion in cash (or approximately $277.2 million at September 30, 2015 exchange rates) and the expected borrowing by our wholly owned Japanese subsidiary of an aggregate of ¥42.3 billion (or $346.9 million at September 30, 2015 exchange rates) under the Bit-isle Bridge Loan Commitment in the fourth quarter of 2015 to finance the cost of that acquisition, repayment of certain Bit-isle Inc. indebtedness and related costs. See “Risk Factors –The pro forma financial information in this prospectus supplement is presented for illustrative purposes only, does not give effect to the Bit-isle

Acquisition (including expected borrowings in connection therewith) and may not be an indication of our financial condition or results of operations following the Telecity Acquisition.”

(3)	Pro forma adjusted EBITDA gives effect to the adjustments and assumptions described in the section “Unaudited pro forma condensed combined financial information” of this prospectus supplement. Pro forma adjusted EBITDA does not give effect to the consummation of the Bit-isle Acquisition for ¥33.3 billion in cash (or $277.2 million at September 30, 2015 exchange rates) and the expected borrowing by our wholly-owned Japanese subsidiary of an aggregate of ¥42.3 billion (or $346.9 million at September 30 exchange rates) in connection therewith. A reconciliation of pro forma adjusted EBITDA to the most comparable GAAP financial measure is presented below (in thousands):

	Year ended December 31, 2014	Nine months ended September 30, 2015
Pro forma income from operations	$540,091	$477,596
Depreciation, amortization, and accretion expense	606,369	469,257
Stock-based compensation expense	123,073	101,691
Restructuring charges (reversal)	5,129	(1,641)
Impairment charges	19,710	—
Acquisition costs	2,506	24,201

Pro forma adjusted EBITDA	$1,296,878	$1,071,104

(4)	Pro forma annualized adjusted EBITDA for the period ended September 30, 2015 is calculated by dividing our pro forma adjusted EBITDA for the nine months ended September 30, 2015 by nine and then multiplying by twelve. See footnote (2) above. A number of factors, such as changes in our results of operations, seasonal fluctuations (including fluctuations in the cost of electricity and other utilities), fluctuations in exchange rates and other factors may cause adjusted EBITDA generated in a particular nine-month period to not be comparable to adjusted EBITDA generated in a twelve-month period. As a result, our pro forma annualized adjusted EBITDA for the nine months ended September 30, 2015 is not necessarily indicative of the adjusted EBITDA that was generated by Equinix and TelecityGroup on a pro forma basis for that period or that we will earn following the Telecity Acquisition. Our pro forma annualized adjusted EBITDA may be different from our actual results for such twelve month period and such differences could be material. Pro forma annualized adjusted EBITDA is included herein solely for illustrative purposes because a calculation of pro forma adjusted EBITDA for the twelve months ended September 30, 2015 is not available. Pro forma annualized adjusted EBITDA is not necessarily indicative of our ability to meet our obligations.

(5)	Pro forma senior debt to pro forma annualized adjusted EBITDA ratio is presented as pro forma senior debt (which is pro forma total debt less pro forma convertible debt) divided by pro forma annualized adjusted EBITDA for the nine months ended September 30, 2015.

(6)	Pro forma total debt to pro forma annualized adjusted EBITDA ratio is presented as pro forma total debt, gross of discounts, divided by pro forma annualized adjusted EBITDA for the nine months ended September 30, 2015.

(7)	Pro forma net debt to pro forma annualized adjusted EBITDA ratio is presented as pro forma total debt, gross of discounts, less pro forma cash, cash equivalents and short-term and long-term investments divided by pro forma annualized adjusted EBITDA for the nine months ended September 30, 2015.

Risk factors

An investment in our common stock involves certain risks. You should carefully consider the risk factors described under “Risk Factors” in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, as well as the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus, before making an investment decision. Additional risks and uncertainties not now known to us or that we now deem immaterial may also adversely affect our business or financial performance. Our business, financial condition, results of operations or cash flows could be materially adversely affected by any of these risks. The market or trading price of the common stock could decline and our ability to pay dividends may be negatively affected due to any of these risks or other factors, and you may lose all or part of your investment.

In connection with the Telecity Acquisition, we have agreed to divest certain data centers owned by TelecityGroup and one data center owned by Equinix.

On November 13, 2015, we announced that we obtained clearance from the European Commission for the Telecity Acquisition. In connection with obtaining the approval of the European Commission for the Telecity Acquisition, we and TelecityGroup agreed to divest certain data centers owned by TelecityGroup and one data center owned by Equinix. These assets contributed approximately 4% of revenues for the nine months ended September 30, 2015 of the pro forma combined company. There is no agreement with any buyer or buyers to acquire all or any portion of these data centers and any such agreement will be subject to the approval of the European Commission. There can be no assurance as to the amount of proceeds that we will receive in connection with the required sale of the data centers. In addition, there is a regulatory time period (which can be extended with the agreement of the European Commission) within which we are required to complete these sales. Due in part to the time period in which we must complete the sales, we may not receive the value we would have received if we could choose not to sell them or had more control over the timing of their sale.

Risks relating to the common stock

The market price of our stock may continue to be highly volatile, and the value of an investment in our common stock may decline.

The market price of our common stock has been and may continue to be highly volatile. From January 1, 2014 to November 13, 2015, our stock has had low and high closing sales prices in the range of $303.58 to $170.48 per share. General economic and market conditions, and market conditions for telecommunications stocks in particular, may affect the market price of our common stock.

Announcements by us or others, or speculations about our future plans, may also have a significant impact on the market price of our common stock.

Factors that may affect the market price of our common stock include:

•	our operating results or forecasts;
•	new issuances of equity, debt or convertible debt by us;
•	changes to our capital allocation, tax planning or business strategy;
•	our continued qualification for taxation as a REIT and our declaration of distributions to our stockholders;
•	a stock repurchase program;
•	developments in our relationships with corporate customers;
•	announcements by our customers or competitors;
•	changes in regulatory policy or interpretation;
•	governmental investigations;
•	changes in the ratings of our debt or stock by rating agencies or securities analysts;

•	our purchase or development of real estate and/or additional data centers;
•	our acquisitions of complementary businesses;
•	the operational performance of our data centers;
•	global acts of terrorism or other natural or man-made acts or events; or
•	other factors described in “Risk factors” in this prospectus supplement and in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2015.

The stock market has from time to time experienced extreme price and volume fluctuations, which have particularly affected the market prices for telecommunications companies, and which have often been unrelated to their operating performance. These broad market fluctuations may adversely affect the market price of our common stock. Furthermore, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and/or damages, and divert management’s attention from other business concerns, which could seriously harm our business.

The pro forma financial information in this prospectus supplement is presented for illustrative purposes only, does not give effect to the Bit-isle Acquisition (including expected borrowings in connection therewith) and may not be an indication of our financial condition or results of operations following the Telecity Acquisition.

The unaudited pro forma condensed combined financial information included in this prospectus supplement is presented for illustrative purposes only and may not be an indication of our financial condition or results of operations following the Telecity Acquisition. The unaudited pro forma condensed combined financial information has been derived from the historical consolidated financial statements of Equinix and TelecityGroup and certain adjustments and assumptions have been made regarding Equinix after giving effect to the Telecity Acquisition. The information upon which these adjustments and assumptions have been made is preliminary, and these kinds of adjustments and assumptions are difficult to make with complete accuracy. Before the acquisition is completed, there are limitations regarding what we can learn about TelecityGroup. The final allocation of the purchase price will be determined after the completion of the acquisition, and could differ materially from the pro forma condensed combined financial statements incorporated by reference. Moreover, the unaudited pro forma condensed combined financial information does not reflect all costs that are expected to be incurred by us in connection with the Telecity Acquisition. For example, the impact of any incremental costs incurred in integrating Equinix and TelecityGroup is not reflected in the unaudited pro forma condensed combined financial information. As a result, our actual financial condition and results of operations following the Telecity Acquisition may not be consistent with, or evident from, the unaudited pro forma condensed combined financial information. Additionally, the purchase price used in preparing the pro forma financial information is based on the closing market price of our common stock, as well as the exchange rate between the U.S. dollar and the British pound, as of September 30, 2015, which may be materially different from the closing price of our common stock and the exchange rate between the U.S. dollar and the British pound on the completion date of the Telecity Acquisition. The assumptions used in preparing the unaudited pro forma condensed combined financial information may not prove to be accurate, and other factors may affect our financial condition or results of operations following the Telecity Acquisition. Furthermore, the unaudited pro forma condensed combined balance sheet as of September 30, 2015 included in this prospectus supplement reflects the Disposal Group as held for sale. However, there can be no assurance as to the timing or amount of proceeds to be received in connection with the sale of all or any part of the Disposal Group. Our common stock price may be adversely affected if our actual results fall short of the historical results reflected in the unaudited pro forma condensed combined financial information incorporated by reference in this prospectus supplement. Moreover, the unaudited pro forma condensed combined financial information does not give effect to the Bit-isle Acquisition or the expected borrowings in connection therewith, as described under “Prospectus summary—Recent developments—Acquisition of Bit-isle Inc.”

This offering and the issuance of additional stock, in connection with acquisitions or otherwise, will dilute all other shareholdings.

Upon issuance of the shares of common stock in this offering, holders of our common stock will incur immediate and substantial net tangible book value dilution on a per share basis. After giving effect to this offering assuming an offering of 2,576,699 shares, as of September 30, 2015, we would have had an aggregate of approximately 240.1 million authorized but unissued shares of common stock, excluding an estimated 6,905,645 shares of our common stock to be issued to shareholders of TelecityGroup; 1,688,411 shares of our common stock that were issued to our stockholders on November 10, 2015 in the 2015 Special Distribution; 1,448,188 shares of common stock issuable upon the exercise of outstanding options and restricted stock units as of September 30, 2015; 2,051,131 shares reserved for the conversion of our 2016 Convertible Notes as of September 30, 2015 (after giving effect to the adjustment to the conversion rate for our 2016 Convertible Notes for the 2015 Special Distribution); 4,371,308 shares reserved for future issuances under our 2000 Equity Incentive Plan, 2000 Director Option Plan and 2001 Supplemental Stock Plan; 3,568,891 shares reserved for future issuances under our 2004 Employee Stock Purchase Plan; and any shares issuable upon the exercise of the underwriters’ option to purchase additional shares in this offering. Subject to certain volume limitations imposed by the NASDAQ Global Select Market, we may issue all of these shares without any action or approval by our stockholders, including, without limitation, in connection with the Telecity Acquisition. We may issue additional common stock in the future in connection with raising capital, acquisitions, strategic transactions, or for other purposes. Any shares issued either in connection with the foregoing activities, the exercise of stock options or otherwise would dilute the percentage ownership held by investors who purchase our shares in this offering and would reduce our earnings per share.

We may invest or spend the net proceeds of this offering in ways with which you may not agree and in ways that may not earn a profit.

We intend to use the net proceeds of this offering, together with the proceeds from the Proposed Debt Financings, to finance the Telecity Acquisition, as described under “Use of proceeds.” However, the completion of this common stock offering is not contingent upon the completion of the Telecity Acquisition. Accordingly, if the Telecity Acquisition were not to be consummated for any reason, the net proceeds from this offering would be used for general corporate purposes, which may include repayment of indebtedness, capital expenditures, working capital and acquisitions from time to time. See “Use of proceeds.” You may not agree with the ways we decide to use these proceeds, and our use of the proceeds may not yield any profits.

This offering is not conditioned on the consummation of any other financing.

We intend to use the net proceeds of this offering, together with the net proceeds from the Proposed Debt Financings, for merger and acquisition activities and repayment of indebtedness (including the funding of the cash portion of the Telecity Acquisition purchase price and repayment of existing TelecityGroup indebtedness in connection therewith) and for general corporate purposes as described in “Use of proceeds.” However, the completion of this common stock offering is not contingent upon the completion of the Proposed Debt Financings or the Telecity Acquisition. As of the date of this prospectus supplement, the offering of the Proposed New Notes has not begun, and there can be no assurance as to whether it will be completed on attractive terms or at all. Furthermore, there are no lenders committed to providing the Proposed Term Loan. Our ability to obtain the Proposed Debt Financings will depend on investor and lender demand, the condition of the capital markets, customary closing conditions and other factors, and we cannot assure you that we will be able to obtain or close the Proposed Debt Financings or that other additional financing will be available to us on favorable terms, or at all. If we are unable to obtain permanent financing for the Telecity Acquisition, we may be required to draw under the Telecity Bridge Loan Commitment to fund the cash portion of the purchase price for the Telecity Acquisition. In that event, our financing costs would be substantially higher than anticipated and higher than described under “Unaudited pro forma condensed combined financial information.”

We have various mechanisms in place that may discourage takeover attempts.

Certain provisions of our certificate of incorporation and bylaws may discourage, delay or prevent a third party from acquiring control of us in a merger, acquisition or similar transaction that a stockholder may consider favorable. Such provisions include:

•	ownership limitations and transfer restrictions relating to our stock that are intended to facilitate our compliance with certain REIT rules relating to share ownership;

•	authorization for the issuance of “blank check” preferred stock;

•	the prohibition of cumulative voting in the election of directors;

•	limits on the persons who may call special meetings of stockholders;

•	limits on stockholder action by written consent; and

•	advance notice requirements for nominations to our board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

In addition, Section 203 of the Delaware General Corporation Law, which restricts certain business combinations with interested stockholders in certain situations, may also discourage, delay or prevent someone from acquiring or merging with us.

Use of proceeds

We estimate that the net proceeds from this offering, after deducting underwriting discounts and commissions and estimated offering expenses, will be approximately $721.2 million (or approximately $829.5 million if the underwriters exercise their option to purchase additional shares in full).

We intend to use the net proceeds from this offering, together with the net proceeds of the Proposed Debt Financings and cash on hand, for merger and acquisition activities and repayment of indebtedness (including the funding of the cash portion of the Telecity Acquisition purchase price and repayment of existing TelecityGroup indebtedness in connection therewith) and for general corporate purposes. In connection with this offering and the completion of the Proposed Debt Financings, we intend to terminate the Telecity Bridge Loan Commitment. In order to satisfy requirements under the U.K. City Code on Takeovers and Mergers, prior to terminating the Telecity Bridge Loan Commitment, we intend to place approximately £875 million, or approximately $1.3 billion, in a restricted cash account in the U.K. pending the completion of the Telecity Acquisition. If for any reason the Telecity Acquisition is not completed, then we intend to use all of the net proceeds from this offering for general corporate purposes, which may include repayment of indebtedness, capital expenditures, working capital and acquisitions from time to time. See “Prospectus summary—Recent developments” and the sources of funds and uses of funds table below.

The completion of this common stock offering is not contingent upon the completion of the Proposed Debt Financings or the Telecity Acquisition. Accordingly, even if the Telecity Acquisition or the Proposed Debt Financings do not occur, the shares of our common stock sold in this offering will remain outstanding, and we will not have any obligation to offer to repurchase any of the shares of common stock sold in this offering.

The following table outlines the sources and uses of funds for the cash consideration payable in connection with the Telecity Acquisition. The table assumes that the Telecity Acquisition and the Proposed Debt Financings are completed simultaneously, but this offering is expected to occur before the completion of the Proposed Debt Financings and the Telecity Acquisition. Amounts in the table are in millions of dollars and are estimated. Actual amounts may vary from the estimated amounts.

Sources of funds		Uses of funds
Cash(1)	$490.4	Total cash consideration payable in Telecity Acquisition(5)	$1,786.2
Common stock offered hereby(2)	$750.0	Transaction fees and expenses(6)	$179.7
Proposed New Notes(3)	$1,000.0	Refinance existing TelecityGroup indebtedness(7)	$508.7
Proposed Term Loan(4)	$700.0	General corporate purposes	$465.8
Total	$2,940.4	Total	$2,940.4

(1)	Reflects restricted cash of Equinix placed into a restricted cash account in connection with the Telecity Acquisition.

(2)	Before discounts, commissions and expenses and assumes no exercise of the underwriters’ option to purchase additional shares.

(3)	Before discounts, commissions and expenses.

(4)	No lenders have committed to fund any portion of the Proposed Term Loan.

(5)	Assuming an exchange rate of 1.5189 as of September 30, 2015. Does not include an estimated 6,905,645 shares of our common stock to be issued to shareholders of TelecityGroup.

(6)	Includes estimated transaction costs in connection with the Telecity Acquisition, Equity Offering and Proposed Debt Financings. Assumes an exchange rate of 1.5355 as of September 30, 2015.

(7)	Includes repayment of TelecityGroup’s existing debt, accrued interest, and settlement of associated interest rate swap derivative liabilities. Assumes an exchange rate of 1.5189 as of September 30, 2015.

Certain of the underwriters have acted as underwriters for our existing senior notes and are expected to act as underwriters for the Proposed New Notes. Certain affiliates of the underwriters act as lenders and/or agents under our existing credit facilities and/or are expected to act as lenders and/or agents under the Proposed Term Loan. Affiliates of the underwriters have made commitments to us with respect to a Telecity Bridge Loan Commitment to finance a portion of the Telecity Acquisition under certain circumstances in the event this offering and the Proposed Debt Financings are not consummated, for which the underwriters and/or their affiliates will be paid customary fees. See “Prospectus summary—Recent developments—Acquisition of Telecity Group plc”. Certain of the underwriters or their affiliates may hold equity of TelecityGroup and/or positions in the existing TelecityGroup indebtedness to be refinanced and may be repaid with a portion of the net proceeds of this offering.

Capitalization

The following table sets forth our cash, cash equivalents and short-term and long-term investments and current portion of our indebtedness and our capitalization as of September 30, 2015:

•	on an actual basis;

•

on an as adjusted basis to give effect to this offering (but not the application of the net proceeds therefrom), assuming a public offering price of $294.74 per share of our common stock, which is equal to the last reported sale price of our common stock on the NASDAQ Global Select Market on November 12, 2015, after deducting underwriting discounts and commissions and estimated offering expenses (assuming no exercise of the underwriters’ option to purchase additional shares of our common stock); and

•

on a pro forma as adjusted basis to give further effect to: (1) the Proposed Debt Financings and the payment of related fees and expenses; (2) the Telecity Acquisition and the payment of related fees and expenses; and (3) the refinancing of existing TelecityGroup indebtedness.

You should read this table in conjunction with the section “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes from our Quarterly Report on Form 10-Q for the quarter ended September 30, 2015 and from our Annual Report on Form 10-K for the year ended December 31, 2014 incorporated by reference in this prospectus supplement and the accompanying prospectus and with “Unaudited pro forma condensed combined financial information” included in this prospectus supplement.

		As of September 30, 2015
(dollars in thousands, assuming September 30, 2015 exchange rates)	Actual	As adjusted	Pro forma as adjusted

Cash, cash equivalents and short-term and long-term investments	$339,546	$1,060,761	$839,927

Restricted cash	$503,889	$503,889	$13,510

Current portion of capital lease and other financing obligations	$26,775	$26,775	$35,020

Current portion of mortgage and loans payable	$55,024	$55,024	$55,024

Current portion of convertible debt	$151,535	$151,535	$151,535

Long-term debt, net of current portion:
Capital lease and other financing obligations	$1,198,581	$1,198,581	$1,412,268
Mortgage and loans payable	484,049	484,049	484,049
4.875% senior notes due 2020	495,715	495,715	495,715
5.375% senior notes due 2023	989,868	989,868	989,868
5.375% senior notes due 2022	741,066	741,066	741,066
5.750% senior notes due 2025	493,799	493,779	493,799
Proposed New Notes	—	—	984,870
Proposed Term Loan	—	—	689,567

Total long-term debt	4,403,078	4,403,078	6,291,202

		As of September 30, 2015
(dollars in thousands, assuming September 30, 2015 exchange rates)	Actual	As adjusted	Pro forma as adjusted

Stockholders’ equity:
Preferred stock, $0.001 par value per share; 100,000,000 shares authorized, actual, as adjusted and pro forma as adjusted; no shares issued and outstanding, actual, as adjusted and pro forma as adjusted	—	—	—
Common stock, $0.001 par value per share; 300,000,000 shares authorized, actual, as adjusted and pro forma as adjusted; 57,285,666, 59,862,366 and 66,768,011 shares issued and outstanding, actual, as adjusted and pro forma as adjusted	57	60	67
Additional paid-in capital	3,467,143	4,188,355	6,096,536
Treasury stock	(9,913)	(9,913)	(9,913)
Accumulated dividends	(1,361,675)	(1,361,675)	(1,361,675)
Accumulated other comprehensive loss	(488,012)	(488,012)	(488,012)
Accumulated deficit	(118,947)	(118,947)	(118,947)

Total stockholders’ equity	1,488,653	2,209,868	4,118,056

Total capitalization	$5,891,731	$6,612,946	$10,409,258

Debt is presented net of issuance costs and unamortized discounts.

The table above does not give effect to the consummation of the Bit-isle Acquisition for ¥33.3 billion in cash (or approximately $277.2 million at September 30, 2015 exchange rates) and the expected borrowing by our wholly-owned Japanese subsidiary of an aggregate of approximately ¥42.3 billion (or $346.9 million at September 30, 2015 exchange rates) under the Bit-isle Bridge Loan Commitment in the fourth quarter of 2015 to finance the cost of that acquisition, repayment of certain Bit-isle Inc. indebtedness and related costs. Our obligations in respect of that indebtedness are fully and unconditionally guaranteed by Equinix. See “Prospectus summary—Recent developments—Acquisition of Bit-isle Inc.”

The table above does not give effect to the planned divesture of the Disposal Group. There is no agreement with any buyer or buyers to acquire all or any portion of these data centers and any such agreement will be subject to the approval of the European Commission.

The number of shares of our common stock to be outstanding after this offering is based on 57,285,666 shares of our common stock outstanding as of September 30, 2015, and excludes:

•	1,688,411 shares of our common stock that were issued to our stockholders on November 10, 2015 in the 2015 Special Distribution;

•	1,448,188 shares of common stock issuable upon the exercise of outstanding options and restricted stock units as of September 30, 2015;

•

2,051,131 shares reserved for issuance upon the conversion of our 2016 Convertible Notes as of September 30, 2015 (after giving effect to the adjustment to the conversion rate for our 2016 Convertible Notes for the 2015 Special Distribution);

•

4,371,308 shares reserved for future issuances under our 2000 Equity Incentive Plan, 2000 Director Option Plan and 2001 Supplemental Stock Plan, and 3,568,891 shares reserved for future issuances under our 2004 Employee Stock Purchase Plan; and

•	shares issuable upon the exercise in full of the underwriters’ option to purchase additional shares in this offering.

Unaudited pro forma condensed combined financial information

The following unaudited pro forma condensed combined financial statements of Equinix, Inc. (“Equinix” or the “Company”) are presented to illustrate the estimated effects of (i) the pending acquisition of Telecity Group plc (“TelecityGroup”) (the “Telecity Acquisition”); (ii) the incurrence of $1,700,000,000 aggregate principal amount of additional indebtedness, consisting of a term loan facility in the aggregate principal amount of $700,000,000 and one or more series of unsecured senior notes in the aggregate principal amount of $1,000,000,000; and (iii) the issuance of $750,000,000 of the Company’s shares in a public offering (clauses (ii) and (iii) referred to as the “Financings”). The pro forma financial information is based in part on certain assumptions regarding the foregoing transactions that we believe are factually supportable and are expected to have a continuing impact on our consolidated results. The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2014, and for the nine months ended September 30, 2015, combine the historical consolidated statements of operations of the Company and TelecityGroup, giving effect to the Telecity Acquisition and Financings as if they had been completed on January 1, 2014. The unaudited pro forma condensed combined balance sheet as of September 30, 2015, combines the historical consolidated balance sheets of Equinix and TelecityGroup, giving effect to the Telecity Acquisition and Financings as if they had occurred on September 30, 2015. The historical consolidated financial information for TelecityGroup has been adjusted to comply with generally accepted accounting principles in the United States (“U.S. GAAP”). Certain statements of operations and certain balance sheet reclassifications have also been reflected in order to conform TelecityGroup’s statements of operations and balance sheet to the Company’s statements of operations and balance sheet. The unaudited pro forma condensed combined financial statements should be read in conjunction with the accompanying notes to the unaudited pro forma condensed combined financial statements. In addition, the unaudited pro forma condensed combined financial information was based on, and should be read in conjunction with, the following historical consolidated financial statements and accompanying notes:

•

Equinix’s Current Report on Form 8-K filed on May 29, 2015, including exhibits thereto, which describes the proposed acquisition of TelecityGroup, which is incorporated by reference in this prospectus supplement;

•

Audited consolidated financial statements of Equinix as of and for the year ended December 31, 2014, which are included in Equinix’s Annual Report on Form 10-K for the year ended December 31, 2014, which is incorporated by reference in this prospectus supplement;

•

The section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Equinix’s Annual Report on Form 10-K for the year ended December 31, 2014, which is incorporated by reference in this prospectus supplement;

•

Unaudited consolidated financial statements of Equinix as of and for the nine months ended September 30, 2015, which are included in Equinix’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, which is incorporated by reference in this prospectus supplement;

•

The section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Equinix’s Quarterly Report on Form 10-Q for the nine months ended September 30, 2015, which is incorporated by reference in this prospectus supplement;

•

Audited consolidated financial statements of TelecityGroup as of and for the year ended December 31, 2014, which are filed as Exhibit 99.1 to our Current Report on Form 8-K/A filed on November 16, 2015, which is incorporated by reference in this prospectus supplement; and

•

Unaudited consolidated financial statements of TelecityGroup as of and for the six months ended June 30, 2015, which are filed as Exhibit 99.1 to our Current Report on Form 8-K/A filed on November 16, 2015, which is incorporated by reference in this prospectus supplement.

The unaudited pro forma condensed combined financial statements have been prepared by Equinix, as the acquirer, using the acquisition method of accounting in accordance with U.S. GAAP. The acquisition method of accounting is dependent upon certain valuation and other studies that have yet to commence or progress to a stage where there is sufficient information for a definitive measurement. Before the Telecity Acquisition is completed, there are limitations regarding what Equinix can learn about TelecityGroup. The assets and liabilities of TelecityGroup have been measured based on various preliminary estimates using assumptions that Equinix believes are reasonable based on information that is currently available. The preliminary purchase price allocation for TelecityGroup is subject to revision as a more detailed analysis is completed and additional information on the fair value of TelecityGroup’s assets and liabilities becomes available. The final allocation of the purchase price, which will be based upon actual tangible and intangible assets acquired as well as liabilities assumed, will be determined after the completion of the Telecity Acquisition, and could differ materially from the unaudited pro forma condensed combined financial statements presented here. Any change in the fair value of the net assets of TelecityGroup will change the amount of the purchase price allocable to goodwill. Additionally, changes in TelecityGroup’s working capital, including the results of operations from September 30, 2015 through the date the Telecity Acquisition is completed, will change the amount of goodwill recorded. The pro forma adjustments are preliminary and have been made solely for the purpose of providing unaudited pro forma condensed combined financial statements prepared in accordance with the rules and regulations of the Securities and Exchange Commission (“SEC”).

The unaudited pro forma condensed combined financial statements make certain assumptions regarding the amount and terms, including assumed pricing of common stock and interest rates for debt, of the financing to be put into place in connection with the Telecity Acquisition. None of such financing has been put into place or obtained as of the date hereof, and therefore the actual amounts and terms of such financings may differ from that reflected herein.

The unaudited pro forma condensed combined financial information has been presented for information purposes only. The unaudited pro forma condensed combined financial information does not purport to represent the actual results of operations that Equinix and TelecityGroup would have achieved had the companies been combined during the periods presented in the unaudited pro forma condensed combined financial statements and is not intended to project the future results of operations that the combined company may achieve after the Telecity Acquisition. The unaudited pro forma condensed combined financial information does not reflect any potential cost savings that may be realized as a result of the Telecity Acquisition and also does not reflect any restructuring or integration-related costs to achieve those potential cost savings. No historical transactions between Equinix and TelecityGroup during the periods presented in the unaudited pro forma condensed combined financial statements have been identified at this time.

UNAUDITED PRO FORMA CONDENSED COMBINED

BALANCE SHEET

AS OF SEPTEMBER 30, 2015

(In thousands)

	Historical		Pro Forma
	Equinix	TelecityGroup	Pro Forma Adjustments		Combined
		(Note 2)	(Note 6)

ASSETS

Current assets:
Cash and cash equivalents	$335,469	$34,514	$465,867	(a)	$835,850
Accounts receivable, net	293,125	41,203	(11,775	)(b)	322,553
Current portion of restricted cash	493,425	—	(490,379	)(c)	3,046
Other current assets	120,004	25,074	(15,889	)(d)	129,189
Assets held for sale	—	—	982,021	(e)	982,021

Total current assets	1,242,023	100,791	929,845		2,272,659
Long-term investments	4,077	—	—		4,077
Property, plant and equipment, net	5,218,595	1,257,429	(133,101	)(f)	6,342,923
Goodwill	983,530	163,880	2,047,638	(g)	3,195,048
Intangible assets, net	123,454	59,760	566,559	(h)	749,773
Restricted cash, less current portion	10,464	—	—		10,464
Other assets	123,523	28,792	(7,533	)(i)	144,782

Total assets	$7,705,666	$1,610,652	$3,403,408		$12,719,726

LIABILITIES AND STOCKHOLDERS’EQUITY

Current liabilities:
Accounts payable and accrued expenses	$340,366	$98,229	$(10,568	)(j)	$428,027
Accrued property, plant and equipment	131,607	18,370	(4,163	)(k)	145,814
Current portion of capital lease and other financing obligations	26,775	9,082	(837	)(l)	35,020
Current portion of mortgage and loans payable	55,024	—	—		55,024
Current portion of convertible debt	151,535	—	—		151,535
Dividends payable	640,063	—	—		640,063
Other current liabilities	118,744	94,638	(43,355	)(m)	170,027
Liabilities held for sale	—	—	119,869	(n)	119,869

Total current liabilities	1,464,114	220,319	60,946		1,745,379
Capital lease and other financing obligations, less current portion	1,198,581	246,637	(32,950	)(o)	1,412,268
Mortgage and loans payable, less current portion	484,049	497,916	191,651	(p)	1,173,616
Senior notes	2,720,448	—	984,870	(q)	3,705,318
Other liabilities	349,821	106,577	108,692	(r)	565,090

Total liabilities	6,217,013	1,071,449	1,313,209		8,601,671

Stockholders’ equity:
Total stockholders’ equity	1,488,653	539,203	2,090,199	(s)	4,118,055

Total liabilities and stockholders’ equity	$7,705,666	$1,610,652	$3,403,408		$12,719,726

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2014

(In thousands, except for per share data)

	Historical		Pro Forma
	Equinix	TelecityGroup	Pro Forma Adjustments		Combined
		(Note 3)	(Note 6)
Revenues	$2,443,776	$574,642	$(160,580	)(t)	$2,857,838
Costs and operating expenses:
Cost of revenues	1,197,885	313,861	(81,127	)(u)	1,430,619
Sales and marketing	296,103	30,817	38,367	(v)	365,287
General and administrative	438,016	46,662	9,818	(w)	494,496
Acquisition costs	2,506	—	—		2,506
Restructuring charges	—	5,129	—		5,129
Impairment charges	—	19,710	—		19,710

Total costs and operating expenses	1,934,510	416,179	(32,942)		2,317,747

Income (loss) from operations	509,266	158,463	(127,638)		540,091
Interest income	2,891	142	—		3,033
Interest expense	(270,553)	(31,258)	(74,796	)(y)	(376,607)
Other income (expense)	119	(194)	—		(75)
Loss on debt extinguishment	(156,990)	—	—		(156,990)
Income tax (expense) benefit	(345,459)	(35,443)	58,417	(aa)	(322,485)

Net income (loss)	(260,726)	91,710	(144,017)		(313,033)
Net loss attributable to redeemable non-controlling interests	1,179	—	—		1,179

Net income (loss) attributable to Equinix	$(259,547)	$91,710	$(144,017)		$(311,854)

Earnings per share (“EPS”) attributable to Equinix:
Basic EPS	$(4.96)				$5.05

Weighted-average shares-basic	52,359		9,450	(bb)	61,809

Diluted EPS	$(4.96)				$5.05

Weighted-average shares-diluted	52,359		9,450	(bb)	61,809

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015

(In thousands, except for per share data)

	Historical		Pro Forma
	Equinix	TelecityGroup	Pro Forma Adjustments		Combined
		(Note 3)	(Note 6)
Revenues	$1,995,405	$398,257	$(104,288	)(t)	$2,289,374
Costs and operating expenses:
Cost of revenues	939,538	220,853	(57,474	)(u)	1,102,917
Sales and marketing	243,573	23,630	26,902	(v)	294,105
General and administrative	356,455	28,841	6,900	(w)	392,196
Acquisition costs	24,374	52,588	(52,761	)(x)	24,201
Restructuring reversal	—	(1,641)	—		(1,641)

Total costs and operating expenses	1,563,940	324,271	(76,433)		1,811,778

Income (loss) from operations	431,465	73,986	(27,855)		477,596
Interest income	2,375	94	—		2,469
Interest expense	(219,556)	(21,591)	(52,117	)(y)	(293,264)
Other income (expense)	(11,964)	(2,956)	11,636	(z)	(3,284)
Loss on debt extinguishment	—	(3,128)	—		(3,128)
Income tax expense (benefit)	(25,277)	(21,979)	14,557	(aa)	(32,699)

Net income (loss)	$177,043	$24,426	$(53,779)		$147,690

Earnings per share (“EPS”)
Basic EPS	$3.11				$2.23

Weighted-average shares-basic	56,894		9,450	(bb)	66,344

Diluted EPS	$3.08				$2.21

Weighted-average shares-diluted	57,521		9,450	(bb)	66,971

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1. Description of the transaction and basis of pro forma presentation

In May 2015, the Company announced an offer to purchase all of the issued and to be issued share capital of TelecityGroup (the “TelecityGroup Acquisition”). Under the original terms of the TelecityGroup Acquisition, TelecityGroup shareholders will receive 572.5 British pence in cash for each TelecityGroup share and 0.0327 new shares of Equinix common stock. At the time of the acquisition, the TelecityGroup Acquisition valued each TelecityGroup share at approximately 1,145.0 pence per TelecityGroup share. In September 2015, the Company’s Board of Directors declared a special distribution to its common stockholders in the form of common stock and cash. As a result of the special distribution, the common stock conversion ratio was adjusted from 0.0327 to 0.0336 new shares of Equinix common stock. The TelecityGroup Acquisition is equal to a total value of approximately £2,515,998,000 or approximately $3,821,549,000 for TelecityGroup’s entire issued and to be issued capital based on the share price of $294.74 per Equinix share on November 12, 2015 and an exchange rate of 1.5189 as of September 30, 2015. Based on these assumptions, $1,786,179,000 will be paid in cash to TelecityGroup shareholders and 6,905,645 new shares will be issued to TelecityGroup shareholders on the acquisition date.

TelecityGroup operates data centers in Bulgaria, Finland, France, Germany, Ireland, Italy, the Netherlands, Poland, Sweden, Turkey and the United Kingdom. The Company anticipates completing the TelecityGroup Acquisition in early 2016, subject to satisfaction of closing conditions.

The unaudited pro forma condensed combined balance sheet as of September 30, 2015, was prepared by combining the historical unaudited condensed consolidated balance sheet data as of September 30, 2015 for Equinix and TelecityGroup, as adjusted to comply with U.S. GAAP, as if the TelecityGroup Acquisition and the Financings (see Note 5) had been consummated on that date. In addition to certain U.S. GAAP adjustments, certain balance sheet reclassifications have also been reflected in order to conform TelecityGroup’s balance sheet to the Company’s balance sheet presentation. Refer to Note 2 for a discussion of these U.S. GAAP and reclassification adjustments.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2014 and for the nine months ended September 30, 2015 combines the results of operations of Equinix and TelecityGroup, as adjusted to comply with U.S. GAAP, as if the TelecityGroup Acquisition and the Financings (see Note 5) had been consummated on January 1, 2014. In addition to certain U.S. GAAP adjustments, certain statements of operations reclassifications have also been reflected in order to conform to the Company’s statements of operations presentation. Refer to Note 3 for a discussion of these U.S. GAAP and reclassification adjustments.

The historical consolidated financial information has been adjusted in the accompanying unaudited pro forma condensed combined financial information to give effect to pro forma events that are (i) directly attributable to the acquisition, (ii) factually supportable, and (iii) with respect to the unaudited pro forma condensed combined statements of operations, expected to have a continuing impact on the consolidated results.

The acquisition method of accounting, based on ASC 805, uses the fair value concepts defined in ASC 820, “Fair Value Measurement” (ASC 820). Fair value is defined in ASC 820 as the “price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date”. This is an exit price concept for the valuation of an asset or liability. Market participants are assumed to be buyers or sellers in the most advantageous market for the asset or liability. Fair value measurement for an asset assumes the highest and best use by these market participants, and as a result, assets may be required to be recorded which are not intended to be used or sold and/or to value assets at a fair value measurement that does not reflect management’s intended use for those assets. Fair value measurements can be highly subjective and it is possible the application of reasonable judgment could develop different assumptions resulting in a range of alternative estimates using the same facts and circumstances.

ASC 820 requires, among other things, that assets acquired and liabilities assumed in a business combination be recognized at fair value as of the acquisition date. As of the date of this filing, the accompanying unaudited pro forma purchase price allocation is preliminary and is subject to further adjustments as additional information becomes available and as additional analyses are performed.

In order to obtain the approval of the European Commission for the acquisition of TelecityGroup, the Company and TelecityGroup have agreed to divest certain data centers (the “Disposal Group”). There is no agreement to date with any buyer or buyers and any such agreement will be subject to the approval of the European Commission. The unaudited pro forma condensed combined financial statements reflect the Disposal Group as held for sale in the accompanying unaudited pro forma condensed combined balance sheet as of September 30, 2015 and the results of operations related to revenue, costs of revenues and selling, marketing and administrative costs from the Disposal Group are removed from the accompanying unaudited pro forma condensed combined statements of operations for the year ended December 31, 2014 and the nine months ended September 30, 2015. There can be no assurance as to the timing or amount of proceeds to be received in connection with the sale of all or any part of the Disposal Group. No gain or loss on the disposition of Disposal Group assets and liabilities has been recognized in the pro forma financial statements.

2. TelecityGroup Balance Sheet

TelecityGroup’s condensed combined consolidated financial statements were prepared in accordance with international financial reporting standards as issued by the International Accounting Standards Board (“IASB”) and International Financial Reporting Interpretations Committee (“IFRIC”) interpretations, collectively “IFRS”, which differ in certain material respects from U.S. GAAP. TelecityGroup also classified certain amounts differently than Equinix in its condensed consolidated balance sheet. The following schedule summarizes the necessary material adjustments to conform TelecityGroup’s condensed consolidated balance sheet as of September 30, 2015 to U.S. GAAP and to reclassify certain amounts to conform to Equinix’s basis of presentation (in thousands):

	Local Currency—GBP						USD
	IFRS TelecityGroup	Reclassification Adjustments		U.S. GAAP Adjustments		U.S. GAAP TelecityGroup	U.S. GAAP TelecityGroup

ASSETS

Current assets:
Cash and cash equivalents	£22,723	£—		£—		£22,723	$34,514
Accounts receivable, net	43,635	(16,508	)(i)(a)	—		27,127	41,203
Other current assets	—	16,508	(i)(a)	—		16,508	25,074

Total current assets	66,358	—		—		66,358	100,791
Property, plant and equipment, net	720,042	—		107,813	(ii)	827,855	1,257,429
Goodwill	—	107,894	(i)(b)	—		107,894	163,880
Intangible assets, net	147,238	(107,894	)(i)(b)	—		39,344	59,760
Deferred income taxes	484	(484	)(i)(c)	—		—	—
Trade and other receivables	376	(376	)(i)(c)	—		—	—
Other assets	—	860	(i)(c)	18,096	(iii)	18,956	28,792

Total assets	£934,498	£—		£125,909		£1,060,407	$1,610,652

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Accounts payable and accrued expenses	£76,765	£(12,094	)(i)(d)	£—		£64,671	$98,229
Accrued property, plant and equipment	—	12,094	(i)(d)	—		12,094	18,370
Current portion of capital lease and other financing obligations	5,137	—		842	(iv)	5,979	9,082
Deferred income	44,402	(44,402	)(i)(e)	—		—	—
Current income taxes payable	11,439	(11,439	)(i)(e)	—		—	—
Derivative financial instruments	2,264	(2,264	)(i)(e)	—		—	—
Other current liabilities	463	58,105	(i)(e)	3,739	(v)	62,307	94,638

Total current liabilities	140,470	—		4,581		145,051	220,319
Capital lease and other financing obligations, less current portion	—	9,475	(i)(f)	152,904	(vi)	162,379	246,637
Mortgage and loans payable, less current portion	337,289	(9,475	)(i)(f)	—		327,814	497,916
Deferred income	18,307	(18,307	)(i)(g)	—		—	—
Derivative financial instruments	285	(285	)(i)(g)	—		—	—
Deferred income taxes	32,799	(32,799	)(i)(g)	—		—	—
Other liabilities	—	51,391	(i)(g)	18,776	(vii)	70,167	106,577

Total liabilities	529,150	—		176,261		705,411	1,071,449

Stockholders’ equity:
Total stockholders’ equity	405,348	—		(50,352	)(viii)	354,996	539,203

Total liabilities and stockholders’ equity	£934,498	£—		£125,909		£1,060,407	$1,610,652

TelecityGroup’s balance sheet has been translated into U.S. dollars at the September 30, 2015 exchange rate of GBP 1.00=USD 1.5189.

The adjustments presented above to TelecityGroup’s balance sheet are as follows:

(i)	Reflects certain reclassifications to conform to the Company’s financial statement presentation.

(a)	Other receivables and prepaid expenses of £16,508,000 were reclassified to other current assets to conform to the Company’s financial statement presentation.

(b)	Goodwill of £107,894,000 was reclassified from intangible assets to goodwill to conform to the Company’s financial statement presentation.

(c)	Deferred income taxes of £484,000 and trade and other receivables of £376,000 were reclassified to other assets to conform to the Company’s financial statement presentation.

(d)	Accrued property, plant and equipment of £12,094,000 was reclassified from trade and other payables to accrued property, plant and equipment to conform to the Company’s financial statement presentation.

(e)	Deferred income of £44,402,000, current income tax liabilities of £11,439,000 and derivative financial instruments of £2,264,000 were reclassified to other current liabilities to conform to the Company’s financial statement presentation.

(f)	Capital lease obligations of £9,475,000 were reclassified from mortgages and loans payable to capital lease and other financing obligations to conform to the Company’s financial statement presentation.

(g)	Deferred income of £18,307,000, derivative financial instruments of £285,000 and deferred income taxes of £32,799,000 were reclassified to other liabilities to conform to the Company’s financial statement presentation.

(ii)	Reflects the following U.S. GAAP adjustments in property, plant and equipment, net (in thousands):

Asset retirement cost adjustments	£14,111	(a)
Lease accounting adjustments	102,014	(b)
Construction in progress adjustments	10,806	(c)
Capitalized rent adjustment	(19,118	)(d)

Total property, plant and equipment adjustments	£107,813

(a)	Reflects asset retirement cost of £14,111,000 to conform to U.S. GAAP and the Company’s accounting policy.

(b)	Reflects the adjustment to account for certain build-to-suit and capital leases. Build-to-suit leases are treated as financing transactions under U.S. GAAP, as a result of the involvement of TelecityGroup during the construction of such real estate assets. TelecityGroup had significant continuing involvement in relation to such buildings upon completion of their construction activities and, accordingly, these leased buildings failed the sale and leaseback test. Under U.S. GAAP these leases are treated as financing of owned assets. Under IFRS, these leases were treated as operating leases. This results in the recognition of the real estate assets at their net book value amounting to £102,014,000 with a corresponding short-term finance liability of £842,000, long-term finance liability of £142,098,000, a decrease in short-term deferred rent incentive of £239,000, a decrease in long-term deferred rent incentive of £5,963,000 and a corresponding equity adjustment of £34,724,000 under U.S. GAAP, which represents the net impact of additional depreciation and interest expense relating to the build-to-suit leases and a reversal of deferred rent incentive and rent expenses.

(c)	Reflects an adjustment of £10,806,000 relating to certain build-to-suit lease assets that are under construction.

(d)	Reflects an adjustment of £19,118,000 of rent that was capitalized during the construction period under IFRS, net of subsequent depreciation, which is expensed under U.S. GAAP.

(iii)	Reflects the income tax impact of £18,096,000 related to IFRS to U.S. GAAP adjustments as well as U.S. GAAP adjustments to deferred tax balances.

(iv)	Reflects the short-term financing obligations of £842,000 resulting from certain build-to suit leases referenced in item (ii)(b) above.

(v)	Reflects the following U.S. GAAP and reclassification adjustments (in thousands):

Deferred installation revenue adjustment	£3,978	(a)
Deferred rent adjustment	(239	)(b)

Other current liabilities adjustments	£3,739

(a)	Reflects an adjustment of £3,978,000 related to methodology changes to account for deferred installation revenue in accordance with U.S. GAAP and the Company’s accounting policy.

(b)	Reflects a reduction of short-term deferred rent incentive of £239,000 resulting from certain build-to-suit and capital leases referenced in item (ii)(b) above.

(vi)	Reflects the following U.S. GAAP and reclassification adjustments (in thousands):

Lease accounting adjustments	£142,098	(a)
Construction in progress adjustment	10,806	(b)

Capital lease and other financing obligations, less current portion adjustments	£152,904

(a)	Reflects the long-term financing obligations totaling £142,098,000 resulting from certain build-to-suit and capital leases referenced in item (ii)(b) above.

(b)	Reflects an adjustment of £10,806,000 relating to certain build-to-suit lease assets that are under construction.

(vii)	Reflects the following U.S. GAAP and reclassification adjustments that are discussed above (in thousands):

Asset retirement obligation adjustments	£19,490	(a)
Deferred installation revenue adjustment	5,249	(b)
Deferred rent adjustment	(5,963	)(c)

Other liabilities adjustments	£18,776

(a)	Reflects an asset retirement obligation of £19,490,000 to conform to U.S. GAAP and the Company’s accounting policy.

(b)	Reflects adjustments of £5,249,000 in other liabilities related to methodology changes to account for deferred installation revenue in accordance with U.S. GAAP and the Company’s accounting policy.

(c)	Reflects a reduction of long-term deferred rent incentive of £5,963,000 resulting from certain build-to-suit and capital leases referenced in item (ii)(b) above.

(viii)	Reflects the following U.S. GAAP adjustments in total stockholders’ equity (in thousands):

Lease accounting adjustments	£(34,724	)(a)
Deferred installation revenues adjustment	(9,227	)(b)
Asset retirement obligations adjustment	(5,379	)(c)
Deferred tax expense adjustment	18,096	(d)
Capitalized rent adjustment	(19,118	)(e)

	£(50,352)

(a)	Reflects adjustments related to lease accounting described in items (ii)(b), (iv), (v)(b), (vi)(a) and (vii)(c) above.

(b)	Reflects adjustments related to deferred installation revenues described in items (v)(a) and (vii)(b) above.

(c)	Reflects adjustments related to asset retirement obligations described in items (ii)(a) and (vii)(a) above.

(d)	Reflects adjustments related to deferred tax expense described in item (iii) above.

(e)	Reflects adjustments related to capitalized rent described in item (ii)(d) above.

3. TelecityGroup Statements of Operations

TelecityGroup’s condensed consolidated financial statements were prepared in accordance with IFRS, which differs in certain material respects from U.S. GAAP. TelecityGroup also classified certain amounts differently than Equinix in its condensed consolidated statements of operations. The following schedule summarizes the necessary material adjustments to TelecityGroup condensed consolidated statements of operations for the year ended December 31, 2014 and the nine months ended September 30, 2015 to conform to U.S. GAAP and to reclassify certain amounts to conform to Equinix’s basis of presentation (in thousands):

	Local Currency—GBP						USD
STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2014	IFRS TelecityGroup	Reclassification Adjustments		Total GAAP Adjustments		US GAAP TelecityGroup	US GAAP TelecityGroup
Revenues	£348,695	£—		£80	(ii)	£348,775	$574,642
Costs and operating expenses:
Cost of revenues	(146,604)	(49,976	)(i)(a)	6,084	(iii)	(190,496)	(313,861)
Sales and marketing	(13,470)	(5,234	)(i)(b)	—		(18,704)	(30,817)
General and administrative	(24,895)	(3,426	)(i)(c)	—		(28,321)	(46,662)
Depreciation charges	(49,976)	49,976	(i)(a)	—		—	—
Amortisation charges	(5,234)	5,234	(i)(b)	—		—	—
Other exceptional items	(18,502)	18,502	(i)(c)	—		—	—
Restructuring charges	—	(3,113	)(i)(c)	—		(3,113)	(5,129)
Impairment charges	—	(11,963	)(i)(c)	—		(11,963)	(19,710)

Total costs and operating expenses	(258,681)	—		6,084		(252,597)	(416,179)

Income from operations	90,014	—		6,164		96,178	158,463
Interest income	86	—		—		86	142
Interest expense	(8,960)	—		(10,012	)(iv)	(18,972)	(31,258)
Other expense	(118)	—		—		(118)	(194)

Income before income taxes	81,022	—		(3,848)		77,174	127,153
Income tax expense	(21,292)	—		(220	)(vi)	(21,512)	(35,443)

Net income	£59,730	£—		£(4,068)		£55,662	$91,710

	Local Currency—GBP						USD
STATEMENT OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015	IFRS TelecityGroup	Reclassification Adjustments		Total GAAP Adjustments		US GAAP Telecity	US GAAP TelecityGroup
Revenues	£261,586	£—		£(2,220	)(ii)	£259,366	$398,257
Costs and operating expenses:
Cost of revenues	(107,215)	(40,309	)(i)(a)	3,693	(iii)	(143,831)	(220,853)
Sales and marketing	(11,657)	(3,732	)(i)(b)	—		(15,389)	(23,630)
General and administrative	(20,098)	1,315	(i)(c)	—		(18,783)	(28,841)
Depreciation charges	(40,309)	40,309	(i)(a)	—		—	—
Amortisation charges	(3,732)	3,732	(i)(b)	—		—	—
Other exceptional items	(31,864)	31,864	(i)(c)	—		—	—
Acquisition costs	—	(34,248	)(i)(c)	—		(34,248)	(52,588)
Restructuring reversals	—	1,069	(i)(c)	—		1,069	1,641

Total costs and operating expenses	(214,875)	—		3,693		(211,182)	(324,271)

Income from operations	46,711	—		1,473		48,184	73,986
Interest income	61	—		—		61	94
Interest expense	(6,312)	—		(7,749	)(iv)	(14,061)	(21,591)
Other expense	(1,925)	—		—		(1,925)	(2,956)
Loss on debt extinguishment	—	—		(2,037	)(v)	(2,037)	(3,128)

Income before income taxes	38,535	—		(8,313)		30,222	46,405
Income tax expense	(17,279)	—		2,965	(vi)	(14,314)	(21,979)

Net income	£21,256	£—		£(5,348)		£15,908	$24,426

TelecityGroup’s condensed consolidated statement of operations for the year ended December 31, 2014 has been translated into U.S. dollars at a rate of GBP 1.00= USD 1.6476, the average exchange rate for the year ended December 31, 2014.

TelecityGroup’s condensed consolidated statement of operations for the nine months ended September 30, 2015 has been translated into U.S. dollars at a rate of GBP 1.00= USD 1.5355, the average exchange rate for the nine months ended September 30, 2015.

The adjustments presented above to TelecityGroup’s condensed consolidated statements of operations are as follows:

(i)	Reclassification adjustments to reclassify operating expenses to conform to the Company’s presentation:

(a)	To reclassify TelecityGroup’s depreciation expense of £49,976,000 for the year ended December 31, 2014 and £40,309,000 for the nine months ended September 31, 2015 to the Company’s cost of revenues.

(b)	To reclassify TelecityGroup’s amortization charges of £5,234,000 for the year ended December 31, 2014 and £3,732,000 for the nine months ended September 30, 2015 to the Company’s selling and marketing expenses.

(c)	To reclassify TelecityGroup’s other exceptional items of £18,502,000 for the year ended December 31, 2014 to impairment charges of £11,963,000, restructuring charges of £3,113,000 and general and administrative of £3,426,000 and to reclassify other exceptional items of £31,864,000 for the nine months ended September 30, 2015 to acquisition costs of £34,248,000, a credit to restructuring charges of £1,069,000 and a credit to general and administrative of £1,315,000.

(ii)	Reflects installation revenue adjustments of £80,000 reflecting an increase in revenues for the year ended December 31, 2014 and £2,220,000 decrease in revenues for the nine months ended September 30, 2015 due to methodology changes to account for deferred installation revenue in accordance with U.S. GAAP and the Company’s accounting policy.

(iii)	Reflects the following U.S. GAAP adjustments in cost of revenues (in thousands):

	Year ended December 31, 2014	Nine months ended September 30, 2015
Rent and depreciation expense relating to lease accounting adjustments	£5,788	£4,044	(a)
Capitalized rent adjustment	(2,341)	(2,276	)(b)
Accretion expense relating to asset retirement costs	(319)	(292	)(c)
Depreciation expense relating to componentization and alignment of useful lives	2,956	2,217	(d)

	£6,084	£3,693

(a)	Reflects the net impact of lease accounting adjustments including decreased rent expense as a result of fewer operating leases, partially offset by increased depreciation expense associated with build-to-suit leases.

(b)	Reflects an adjustment of rent that was capitalized during the construction period under IFRS which is expensed under U.S. GAAP.

(c)	Reflects depreciation expense and accretion expense associated with asset retirement obligations.

(d)	Reflects the adjustment of depreciation expense to conform to U.S. GAAP and the Company’s accounting policy.

(iv)	Reflects an interest expense adjustment of £10,012,000 for the year ended December 31, 2014 and £7,749,000 for the nine months ended September 30, 2015 to account for capital leases and build-to-suit leases, which should be accounted as financing transactions under U.S. GAAP as a result of the involvement of TelecityGroup during the construction of such real estate assets and its significant continuing involvement in relation to such real estate assets upon completion of their construction activities. These leases were accounted as operating leases under IFRS.

(v)	Reflects the amendment of a build-to-suit lease during the nine months ended September 30, 2015, resulting in a loss on debt extinguishment of £2,037,000.

(vi)	Represents the income tax effects of the various U.S. GAAP adjustments of £220,000 expense for the year ended December 31, 2014 and £2,965,000 benefit for the nine months ended September 31, 2015.

4. Purchase Price—TelecityGroup

The transaction represents a total value of approximately £2,515,998,000 or approximately $3,821,549,000 for TelecityGroup’s entire issued and to be issued share capital based on the Equinix closing share price of $294.74 on November 12, 2015 and an exchange rate of 1.5189 at September 30, 2015. Approximately 50% of this estimated purchase price will be paid in cash to TelecityGroup shareholders and approximately 50% will be paid through the issuance to them of shares of the Company’s common stock.

The preliminary estimate of cash consideration expected to be transferred to effect the acquisition of TelecityGroup is approximately £1,175,969,000 or approximately $1,786,179,000. Estimated cash consideration is based on the preliminary estimate of the number of shares outstanding on the acquisition date. These estimated amounts do not purport to represent what the actual cash consideration transferred will be when the acquisition closes (in thousands, except share price):

Acquisition Consideration (in thousands):

Estimated number of Equinix shares issued	6,906
Equinix share price as of November 12, 2015	$294.74
Estimated fair value of Equinix shares issued to TelecityGroup shareholders	$2,035,370
Cash distribution to TelecityGroup shareholders	1,786,179

Total preliminary estimated acquisition consideration	$3,821,549

The sensitivity table below shows a range of acquisition consideration amounts based on hypothetical Equinix share prices on the acquisition date.

(Unaudited, in thousands, except for the estimated share price)	% increase /decrease	Estimated Share Price	Estimated Purchase Consideration	Estimated Purchase Consideration
As presented in the pro forma combined results		$294.74	£2,515,998	$3,821,549
20% decrease in the estimated share price	-20%	235.79	2,247,992	3,414,475
10% decrease in the estimated share price	-10%	265.27	2,381,995	3,618,012
10% increase in the estimated share price	10%	324.21	2,650,001	4,025,086
20% increase in the estimated share price	20%	353.69	2,784,004	4,228,623

Under the acquisition method of accounting, the total estimated purchase price is allocated to TelecityGroup’s assets and liabilities based upon their estimated fair value as of the date of completion of the acquisition. Based upon the estimated purchase price and the preliminary valuation, the preliminary purchase price allocation, which is subject to change based on Equinix’s final analysis, is as follows (in thousands):

TelecityGroup purchase price allocation (in thousands):

Cash and cash equivalents	$34,514
Accounts receivable	41,203
Other current assets	25,074
Property, plant and equipment	1,334,050
Goodwill	2,665,039
Intangible assets:
Customer relationships	653,127 (a)
Trade names	91,893 (b)
Favorable leasehold interests	11,392 (c)
Acquired technology	608 (d)
Other assets	28,792

Total assets acquired	4,885,692
Accounts payable and accrued expenses	(98,229)
Accrued property and equipment	(18,370)
Current portion of capital lease and other financing obligations	(9,443)
Other current liabilities	(84,006)
Capital lease and other financing obligations, less current portion	(244,742)
Mortgage and loans payable, less current portion	(497,916)
Other liabilities	(111,437)

Net assets acquired	$3,821,549

(a)	A preliminary estimate of $653,127,000 has been allocated to customer relationships, an intangible asset with a weighted average estimated useful life of 14 years.

(b)	A preliminary estimate of $91,893,000 has been allocated to several acquired trade names, intangible assets with a weighted average estimated useful life of 10 years.

(c)	A preliminary estimate of $11,392,000 has been allocated to favorable leasehold interests, intangible assets with a weighted average estimated useful life of 7 years.

(d)	A preliminary estimate of $608,000 has been allocated to acquired technology, an intangible asset with a weighted average estimated useful life of 5 years.

A preliminary estimate of $2,665,039,000 has been allocated to goodwill. Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired. It is attributable to planned growth in the existing and new markets and synergies expected to be achieved from the combined operations of Equinix and TelecityGroup. The preliminary purchase price allocation for TelecityGroup is subject to revision as more detailed analysis is completed and additional information on the fair values of TelecityGroup’s assets and liabilities becomes available. Any changes in the fair value of the net assets of TelecityGroup will change the amount of the purchase price allocable to goodwill. Additionally, changes in TelecityGroup’s working capital, including the results of operations from September 30, 2015 through the date the transaction is completed, will also change the amount of goodwill recorded. Final purchase accounting adjustments may, therefore, differ materially from the pro forma adjustments presented here.

5. TelecityGroup Acquisition Financings

Concurrently, and in connection with entering into the acquisition agreement with TelecityGroup, Equinix entered into a Bridge Credit Agreement with J.P. Morgan Chase Bank, N.A. as administrative agent and lender, for a principal amount of $1.3 billion (the “Bridge Loan”). The Company intends to obtain permanent financing prior to the closing of TelecityGroup Acquisition to replace and terminate the Bridge Loan. Notwithstanding its entry into the Bridge Credit Agreement, for purposes of the pro forma financial statements, Equinix has assumed the permanent TelecityGroup Acquisition Financings will consist of:

•

An assumed $500,000,000 aggregate principal amount of 8-year fixed rate senior notes with an assumed interest rate of 5.50% and $500,000,000 aggregate principal amount of 10-year fixed rate senior notes with an assumed interest rate of 6.00%. For the purpose of these unaudited pro forma condensed combined financial statements, the debt issuance costs related to the senior notes are assumed to be approximately $15,130,000 and will be amortized to interest expense using the effective interest method over the assumed 8- and 10-year terms of the notes.

•

An assumed $700,000,000 aggregate principal amount of 7-year floating rate term loan, with an assumed interest rate of LIBOR plus 325 basis points. For the purpose of these unaudited pro forma condensed combined financial statements, the interest rate under the term loan is assumed to be 4.00% for the nine months ended September 30, 2015 and for the year ended December 31, 2014. For the purpose of these unaudited pro forma condensed combined financial statements, the debt issuance costs related to the term loan are assumed to be approximately $10,433,000 and will be amortized to interest expense using the effective interest method over the assumed 7-year term of the loan.

•

The sale of 2,544,616 shares of Equinix common stock at a price of $294.74 per share resulting in estimated proceeds of $750,000,000 before deducting estimated discounts and commissions and estimated offering expenses, and excluding any shares that may be issued if the underwriters exercise their option to purchase additional shares of common stock. For the purpose of these unaudited pro forma condensed combined financial statements, transaction costs are assumed to be $28,785,000. If the underwriters exercise their option to purchase an additional 15% of the equity offering in full, the Company would issue an additional 381,692 shares of Equinix common stock at a price of $294.74 and receive additional estimated proceeds of $112,500,000 before transaction costs of approximately $4,219,000. If the common stock offering increases by 25%, the Company would issue an additional 636,154 shares of Equinix common stock at a price of $294.74 and receive additional estimated proceeds of $187,500,000 before transaction costs of approximately $7,031,000. If the equity offering increases by 35%, the Company would issue an additional 890,615 shares of Equinix common stock at a price of $294.74 and receive additional estimated proceeds of $262,500,000 before transaction costs of approximately $9,844,000. These additional proceeds and equity issuance would impact the cash and cash equivalents and stockholders’ equity in the unaudited pro forma condensed combined Balance Sheet.

The final structure and terms of the Financings will be subject to market conditions and may change materially from the assumptions described above. Changes in the assumptions described above would result in changes to various components of the unaudited pro forma condensed combined balance sheet, including cash and cash equivalents, long-term debt and additional paid-in capital, and various components of the unaudited pro forma condensed combined statements of income, including interest expense, earnings per share and weighted-average shares outstanding. Depending upon the nature of the changes, the impact on the pro forma condensed combined financial statements could be material.

6. Pro Forma Adjustments

The accompanying unaudited pro forma condensed combined financial statements have been prepared as if the transactions described above were completed on September 30, 2015 for balance sheet purposes and as of January 1, 2014 for statement of operations purposes.

The unaudited pro forma condensed combined balance sheet gives effect to the following pro forma adjustments:

(a)	Represents the following adjustments to cash and cash equivalents (in thousands):

Purchase price for TelecityGroup to be paid in cash	$(1,786,179)
Proceeds from senior notes, net of offering costs	984,870
Proceeds from term loan, net of offering costs	689,567
Repayment of TelecityGroup existing debt and accrued interest	(504,757)
Transfer restricted cash pledged for TelecityGroup acquisition to cash	490,379
Proceeds from equity offering, net of offering costs	721,215
Estimated transaction costs	(125,356)
Settlement of TelecityGroup’s interest rate swap derivative liabilities	(3,872)

Total cash and cash equivalent adjustments	$465,867

(b)	Represents the reclassification of $11,775,000 of accounts receivable of the Disposal Group as assets held for sale.

(c)	Represents the transfer of restricted cash of $490,379,000 pledged for the TelecityGroup Acquisition to cash.

(d)	Represents the settlement of Equinix acquisition price foreign currency derivatives instruments of $15,889,000.

(e)	Represents the following adjustments to assets held for sale related to the Disposal Group (in thousands):

Accounts receivable	$11,775
Property, plant and equipment	209,722
Goodwill	628,789
Intangible assets	130,701
Other assets	1,034

Total assets held for sale	$982,021

(f)	Represents the following adjustments to property, plant and equipment, net (in thousands):

Fair value adjustment to TelecityGroup’s property, plant and equipment	$76,621
Reclassification of disposal group property, plant and equipment as assets held for sale	(209,722)

Total property, plant and equipment, net adjustments	$(133,101)

(g)	Represents the following adjustments to goodwill (in thousands):

Goodwill from the acquisition of TelecityGroup	$2,665,039
Write-off of TelecityGroup goodwill	(163,880)
Deferred tax liability adjustments	175,268
Reclassification of disposal group goodwill to assets held for sale	(628,789)

Total goodwill adjustments	$2,047,638

(h)	Represents a fair value of $757,020,000 of TelecityGroup’s intangible assets, less write-off of TelecityGroup’s intangible assets carrying value of $59,760,000 and reclassification of $130,701,000 of intangible assets related to the Disposal Group to assets held for sale, comprised of the following (in thousands, except years):

	Fair Value	Write-off of TelecityGroup Intangible Assets	Disposal Group	Net Adjustment	Estimated Useful Lives (Years)
Customer relationships	$653,127	$(59,760)	$(110,486)	$482,881	14
Trade names	91,893	—	(17,743)	74,150	10
Favorable leasehold interests	11,392	—	(2,370)	9,022	7
Acquired technology	608	—	(102)	506	5

	$757,020	$(59,760)	$(130,701)	$566,559

(i)	Represents the following adjustments to other assets (in thousands):

Reclassification of noncurrent deferred tax assets	$(6,499)
Reclassification of disposal group other assets to assets held for sale	(1,034)

Total other assets adjustments	$(7,533)

(j)	Represents the following adjustments to accounts payable and accrued expenses (in thousands):

Prepayment of accrued interest on TelecityGroup’s existing debts	(1,075)
Reversal of bridge loan commitment fees	(4,970)
Reclassification of disposal group accounts payable and accrued expenses to liabilities held for sale	(4,523)

Total accounts payable and accrued expenses adjustments	$(10,568)

(k)	Represents the reclassification of accrued property, plant and equipment related to the Disposal Group of $4,163,000 to liabilities held for sale.

(l)	Represents the following adjustments to capital lease and other financing obligations, current portion (in thousands):

Fair value adjustment relating to capital lease and other financing obligations, current	$361
Reclassification of disposal group capital lease and other financing obligations, current to liabilities held for sale	(1,198)

Total current portion of capital lease and other financing obligations adjustments	$(837)

(m)	Represents the following adjustments to other current liabilities (in thousands):

Fair value adjustment relating to other current liabilities	$(10,632)
Reclassification of deferred tax liabilities	2,556
Settlement of TelecityGroup’s interest rate swap derivative liabilities	(3,439)
Settlement of Equinix acquisition price derivative instruments	(14,858)
Reclassification of disposal group other current liabilities to liabilities held for sale	(16,982)

Total other current liability adjustments	$(43,355)

The fair value adjustment relating to other current liabilities is primarily driven by write-off of deferred installation revenues.

(n)	Represents the following adjustments to liabilities held for sale related to the Disposal Group (in thousands):

Accounts payable and accrued expenses	$ 4,523
Accrued property, plant and equipment	4,163
Capital lease and other financing obligations	32,253
Deferred tax liabilities	36,668
Other liabilities	42,262

Total liabilities held for sale adjustments	$119,869

(o)	Represents the following adjustments to capital lease and other financing obligations (in thousands):

Fair value adjustment relating to capital lease and other financing obligations	$(1,895)
Reclassification of disposal group capital lease and other financing obligations to liabilities held for sale	(31,055)

Total capital lease and other financing obligations adjustments	$(32,950)

(p)	Represents the following adjustments to mortgage and loans payable, less current portion (in thousands): See Note 5.

Proceeds from term loan, net of issuance costs	$ 689,567
Repayment of TelecityGroup’s existing debt	(503,682)
Write-off of TelecityGroup debt issuance costs	5,766

$191,651

(q)	Represents the net proceeds from the senior notes of $984,870,000. See Note 5.

(r)	Represents the following adjustments in TelecityGroup’s other liabilities (in thousands).

Fair value adjustments relating to other liabilities	$ 4,860
Settlement of TelecityGroup’s interest rate swap derivative liabilities	(433)
Deferred tax liabilities as a result of purchase price allocation	175,268
Reclassification of deferred tax liabilities	(45,723)
Reclassification of disposal group asset retirement obligations	(5,426)
Reclassification of disposal group other liabilities	(19,854)

Total other liabilities adjustments	$108,692

(s)	Represents the following adjustments in shareholders’ equity (in thousands).

Estimated fair value of Equinix shares issued	$2,035,370
Elimination of old TelecityGroup’s stockholders’ equity	(539,203)
Proceeds from equity offering, net of offering costs	721,215
Acquisition transaction costs	(125,356)
Write-off of TelecityGroup’s existing debt issuance costs	(5,766)
Reversal of acquisition purchase price derivative instruments	(1,031)
Reversal of bridge loan commitment fees	4,970

Total stockholders’ equity adjustments	$2,090,199

The unaudited pro forma condensed combined statements of operations give effect to the following pro forma adjustments:

(t)	Represents revenues related to the Disposal Group (in thousands).

	Year ended	Nine months ended
	December 31, 2014	September 30, 2015

Revenues of disposal group	$(160,580)	$(104,288)

(u)	Represents the following adjustments to cost of revenues (in thousands):

	Year ended	Nine months ended
	December 31, 2014	September 30, 2015

Depreciation adjustment in connection with the fair value of property, plant and equipment	$(2,095)	$(5,805)
Amortization adjustment in connection with the fair value of intangible assets	132	92
Cost of revenues of disposal group	(79,164)	(51,761)

Total cost of revenues adjustments	$(81,127)	$(57,474)

The net adjustment of depreciation and amortization expense in connection with the fair value adjustment to TelecityGroup’s property, plant and equipment and intangible assets. The property, plant and equipment are depreciated based on an estimated weighted average useful life of 15 years. Intangible assets are amortized based on estimated useful lives of 5 to 14 years.

(v)	The following adjustments to sales and marketing (in thousands):

	Year ended	Nine months ended
	December 31, 2014	September 30, 2015
Amortization adjustment in connection with the fair value of intangible assets	41,981	29,641
Sales and marketing of disposal group	(3,614)	(2,739)

Total sales and marketing adjustments	$38,367	$26,902

(w)	The following adjustments to general and administrative (in thousands):

	Year ended	Nine months ended
	December 31, 2014	September 30, 2015
Amortization adjustment in connection with the fair value of intangible assets	9,968	6,967
General and administrative of disposal group	(150)	(67)

Total general and administrative adjustments	$9,818	$6,900

(x)	Reflects the elimination of non-recurring transaction costs incurred during the nine months ended September 30, 2015 of $52,761,000 that are directly related to the TelecityGroup Acquisition.

(y)	Represents the additional interest expense associated with the senior notes and term loan offering, the commitment fees relating to the bridge loan, offset by the reversal of interest expense associated with TelecityGroup’s existing debts to be repaid and interest expense adjustments relating to capital lease and financing obligations (in thousands). See Note 5.

	Year ended	Nine months ended
	December 31, 2014	September 30, 2015
Interest expense and amortization of debt issuance costs associated with senior notes and the term loan, as if they were issued on January 1, 2014	$(88,036)	$(65,921)
Reversal of interest expense associated with TelecityGroup’s existing debts	13,189	8,806
Commitment fees relating to the bridge loan	—	4,970
Interest expense of disposal group	51	28

Total interest expense adjustments	$(74,796)	$(52,117)

A 1/8% increase or decrease in interest rates would result in a change in interest expense of approximately $1,578,000 for the nine months ended September 30, 2015 and approximately $2,110,000 for the year ended December 31, 2014.

(z)	Represents the reversal of a foreign currency loss of $11,636,000 recognized due to hedging TelecityGroup acquisition purchase price.

(aa)	The Company assumed a blended income tax rate of 22.9% for the year ended December 31, 2014 and 22.4% for the nine months ended September 30, 2015 when estimating the tax impact of the acquisition, representing the federal, state and foreign statutory rates. The effective tax rate of the combined company could be significantly different depending upon post-acquisition activities of the combined company.

The following adjustments to income taxes (in thousands):

	Year ended	Nine months ended
	December 31, 2014	September 30, 2015
Tax impact of pro forma adjustments	$43,828	$4,161
Income taxes of disposal group	14,589	10,396

Total income taxes adjustments	$58,417	$14,557

(bb)	Reflects adjustment to the weighted-average shares outstanding for purposes of calculating basic and diluted earnings per share (EPS). Reflects the issuance of 6,905,645 shares of common stock as partial consideration for the TelecityGroup Acquisition (see Note 4) and the issuance of 2,544,616 shares of Equinix common stock at a price of $294.74 per share in connection with the TelecityGroup Acquisition Financings (see Note 5). If the common stock offering discussed in Note 5 increases by 15%, 25% or 35%, the Company would issue an additional 381,692 shares, 636,154 shares or 890,615 shares, respectively, and the Company’s pro forma basic and diluted earnings per share would be adjusted as follows:

		Year ended		Nine months ended
(shares in thousands)	% Increase	December 31, 2014		September 30, 2015
		Basic	Diluted	Basic	Diluted
Weighted-average shares	As presented	61,809	61,809	66,344	66,971
Earnings per share	As presented	$(5.05)	$(5.05)	$2.23	$2.21
Weighted-average shares	15%	62,191	62,191	66,726	67,353
Earnings per share	15%	$(5.01)	$(5.01)	$2.21	$2.19
Weighted-average shares	25%	62,445	62,445	66,980	67,607
Earnings per share	25%	$(4.99)	$(4.99)	$2.20	$2.18
Weighted-average shares	35%	62,700	62,700	67,235	67,862
Earnings per share	35%	$(4.97)	$(4.97)	$2.20	$2.18

Market price for shares of our common stock

Our common stock is listed on the NASDAQ Global Select Market under the symbol “EQIX.” The following table shows the quarterly range of the high and low per share closing sales prices for our common stock as reported by the NASDAQ Global Select Market.

	Low	High

Fiscal Year 2015
Fourth Fiscal Quarter (through November 13, 2015)	$265.41	$303.58
Third Fiscal Quarter	251.11	292.02
Second Fiscal Quarter	233.59	270.15
First Fiscal Quarter	216.86	238.95

Fiscal Year 2014
Fourth Fiscal Quarter	$191.96	$234.10
Third Fiscal Quarter	206.26	223.58
Second Fiscal Quarter	170.48	210.11
First Fiscal Quarter	173.42	194.02

Fiscal Year 2013
Fourth Fiscal Quarter	$155.18	$181.92
Third Fiscal Quarter	165.89	202.98
Second Fiscal Quarter	176.13	229.67
First Fiscal Quarter	206.31	226.00

On November 13, 2015, the last reported sale price of our common stock on the NASDAQ Global Select Market was $291.07 per share. As of November 11, 2015, there were approximately 182 registered holders of record of our common shares.

Dividends

We began paying quarterly dividends in 2015 in connection with our conversion to a REIT effective January 1, 2015. On February 19, 2015, we declared a quarterly cash dividend of $1.69 per share, which was paid on March 25, 2015 to our stockholders of record on March 11, 2015. On May 7, 2015, we declared a quarterly cash dividend of $1.69 per share, which was paid on June 17, 2015 to our stockholders of record on May 27, 2015. On July 29, 2015, we declared a quarterly cash dividend of $1.69 per share, which was paid on September 16, 2015 to our stockholders of record on August 26, 2015. On October 28, 2015, we declared a quarterly cash dividend of $1.69 per share, which will be payable on December 16, 2015 to stockholders of record as of the close of business on December 9, 2015. Purchasers of shares of common stock in this offering who continue to hold such shares through the record date will receive our fourth quarter dividend.

In 2014 and 2015, we declared and paid special distributions, payable in cash and shares of our common stock, in connection with our conversion to a REIT. On October 16, 2014, we announced the declaration by our board of directors of a special distribution of $416.0 million on our shares of common stock, payable to our stockholders of record as of October 27, 2014 (the “2014 Special Distribution”). Common stockholders elected to receive payment of the 2014 Special Distribution in the form of stock or cash, with the total cash payment to all stockholders limited to no more than 20% of the total distribution. We issued 1,482,419 shares of our common stock and paid $83.3 million in connection with the 2014 Special Distribution. On September 28, 2015, we declared the 2015 Special Distribution of $627.0 million on our shares of common stock, payable to our stockholders of record as of October 8, 2015. Common stockholders elected to receive payment of the 2015 Special Distribution in the form of stock or cash, with the total cash payment to all stockholders limited to no more than 20% of the total distribution. We issued approximately 1.69 million shares of our common stock and paid an aggregate of approximately $125.5 million in connection with the 2015 Special Distribution.

A REIT generally is required to distribute at least 90% of its REIT taxable income to its stockholders, though generally we expect to distribute all or substantially all of our REIT taxable income. Our board of directors, in its sole discretion, will determine on a quarterly basis the amount of cash to be distributed to our stockholders based on a number of factors including, but not limited to, our results of operations, cash flow and capital requirements, economic conditions, tax considerations, borrowing capacity and other factors, including debt covenant restrictions that may impose limitations on cash payments, future acquisitions and divestitures and any stock repurchase program. Our ability to pay dividends is also limited by the terms of our credit facility and the indentures governing our outstanding senior notes. Consequently, our distribution levels may fluctuate.

Description of capital stock

The following summary of the terms of our common stock is not meant to be complete and is qualified by reference to the relevant provisions of the Delaware General Corporation Law (the “DGCL”) and our amended and restated certificate of incorporation (our “certificate of incorporation”) and our amended and restated bylaws (our “bylaws”). Our certificate of incorporation and bylaws are incorporated by reference as exhibits to the registration statement of which this prospectus supplement forms a part. See “Where you can find more information” above.

Common stock

Our certificate of incorporation provides that we have authority to issue up to 300,000,000 shares of common stock, par value $0.001 per share. As of September 30, 2015, there were 57,285,666 shares of our common stock issued and outstanding.

The holders of our common stock are entitled to one vote per share on all matters to be voted on by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for the payment of dividends. All dividends are non-cumulative. In the event of the liquidation, dissolution or winding up of Equinix, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. Our common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of our common stock are fully paid and nonassessable.

Our common stock is listed on the NASDAQ Global Select Market under the symbol “EQIX.”

Restrictions on ownership and transfer

To facilitate compliance with the ownership limitations applicable to a REIT under the Internal Revenue Code of 1986, as amended (the “Code”), our certificate of incorporation contains restrictions on the ownership and transfer of our capital stock.

These ownership and transfer restrictions could delay, defer or prevent a transaction or a change in control that might involve a premium price for our common stock or that our stockholders might otherwise deem to be in their best interests.

For us to qualify as a REIT under the Code, our capital stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year (other than the first year for which an election to be a REIT has been made). Also, not more than 50% of the value of the outstanding shares of our capital stock may be owned, directly or indirectly, by five or fewer “individuals” (as defined in the Code to include certain entities such as private foundations) during the last half of a taxable year (other than the first taxable year for which an election to be a REIT has been made). To facilitate compliance with these ownership requirements and other requirements for continued qualification as a REIT and to otherwise protect us from the consequences of a concentration of ownership among our stockholders, our certificate of incorporation contains provisions restricting the ownership or transfer of shares of capital stock.

The relevant sections of our certificate of incorporation provide that, subject to the exceptions and the constructive ownership rules described below, no person (as defined in our certificate of incorporation) may beneficially or constructively own more than 9.8% in value of the aggregate of outstanding shares of capital stock, including common stock and preferred stock, or more than 9.8% in value or number (whichever is more restrictive) of the outstanding shares of any class or series of capital stock. We refer to these restrictions as the “ownership limits.”

The applicable constructive ownership rules under the Code are complex and may cause capital stock owned actually or constructively by an individual or entity to be treated as owned by another individual or entity. As a result, the acquisition of less than 9.8% in value of outstanding capital stock or less than 9.8% in value or number of outstanding shares of any class or series of capital stock (including through the acquisition of an interest in an entity that owns, actually or constructively, any class or series of capital stock) by an individual or entity could nevertheless cause that individual or entity, or another individual or entity, to own, constructively or beneficially, in excess of 9.8% in value of outstanding capital stock or 9.8% in value or number of outstanding shares of any class or series of capital stock.

In addition to the ownership limits, our certificate of incorporation prohibits any person from actually or constructively owning shares of capital stock to the extent that such ownership would cause any of our income that would otherwise qualify as “rents from real property” for purposes of Section 856(d) of the Code to fail to qualify as such.

Our board of directors has in the past granted ownership limitation waivers and may, in its sole discretion, in the future grant such a waiver to a person exempting them from the ownership limits and certain other REIT limits on ownership and transfer of capital stock described above, and may establish a different limit on ownership for any such person. However, our board of directors may not exempt any person whose ownership of outstanding capital stock in violation of these limits would result in our failing to qualify as a REIT. In order to be considered by our board of directors for an ownership limitation waiver or a different limit on ownership, a person must make such representations and undertakings as are reasonably necessary to ascertain that such person’s beneficial or constructive ownership of capital stock will not now or in the future jeopardize our ability to qualify as a REIT under the Code and must generally agree that any violation or attempted violation of such representations or undertakings (or other action that is contrary to the ownership limits and certain other REIT limits on ownership and transfer of capital stock described above) will result in the shares of capital stock being automatically transferred to a trust as described below. As a condition of its waiver, our board of directors may require an opinion of counsel or Internal Revenue Service ruling satisfactory to our board of directors with respect to our qualification as a REIT and may impose such other conditions as it deems appropriate in connection with the granting of the waiver or a different limit on ownership.

In connection with the waiver of the ownership limits or at any other time, our board of directors may from time to time increase the ownership limits for one or more persons and decrease the ownership limits for all other persons; provided that the new ownership limits may not, after giving effect to such increase and under certain assumptions stated in our certificate of incorporation, result in us being “closely held” within the meaning of Section 856(h) of the Code (without regard to whether the ownership interests are held during the last half of a taxable year). Reduced ownership limits will not apply to any person whose percentage ownership of total shares of capital stock or of the shares of a class or series of capital stock, as applicable, is in excess of such decreased ownership limits until such time as such person’s percentage of total shares of capital stock or of the shares of a class or series of capital stock, as applicable, equals or falls below the decreased ownership limits, but any further acquisition of capital stock in excess of such percentage will be in violation of the ownership limits.

Our certificate of incorporation further prohibits:

•

any person from transferring shares of capital stock if such transfer would result in shares of capital stock being beneficially owned by fewer than 100 persons (determined without reference to any rules of attribution); and

•	any person from beneficially or constructively owning shares of capital stock if such ownership would result in our failing to qualify as a REIT.

The foregoing provisions on transferability and ownership will not apply if our board of directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT.

Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of capital stock that will or may violate the ownership limits or any of the other foregoing restrictions on transferability and ownership will be required to give notice to us immediately (or, in the case of a proposed or attempted transaction, at least 15 days prior to such transaction) and provide us with such other information as we may request in order to determine the effect, if any, of such transfer on our qualification as a REIT.

Pursuant to our certificate of incorporation, if there is any purported transfer of our capital stock or other event or change of circumstances that, if effective or otherwise, would violate any of the restrictions described above, then the number of shares causing the violation (rounded up to the nearest whole share) will be automatically transferred to a trust for the exclusive benefit of a designated charitable beneficiary, except that any transfer that results in the violation of the restriction relating to our capital stock being beneficially owned by fewer than 100 persons will be automatically void and of no force or effect. The automatic transfer will be effective as of the close of business on the business day prior to the date of the purported transfer or other event or change of circumstances that requires the transfer to the trust. We refer below to the person that would have owned the shares if they had not been transferred to the trust as the purported transferee. Any ordinary dividend paid to the purported transferee, prior to our discovery that the shares had been automatically transferred to a trust as described above, must be repaid to a trustee designated in accordance with the certificate of incorporation upon demand. Our certificate of incorporation also provides for adjustments to the entitlement to receive extraordinary dividends and other distributions as between the purported transferee and the trust. If the transfer to the trust as described above is not automatically effective, for any reason, to prevent violation of the applicable restriction contained in the our certificate of incorporation, then the transfer of the excess shares will be automatically void and of no force or effect.

Shares of our capital stock transferred to the trustee are deemed to be offered for sale to us or our designee at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in such transfer to the trust or, if the purported transferee did not give value for the shares in connection with the event causing the shares to be held in trust (e.g., in the case of a gift, devise or other such transaction), the market price at the time of such event and (ii) the market price on the date we accept, or our designee accepts, such offer. We have the right to accept such offer until the trustee has sold the shares of our capital stock held in the trust pursuant to the clauses described below. Upon a sale to us, the interest of the charitable beneficiary in the shares sold terminates and the trustee must distribute the net proceeds of the sale to the purported transferee, except that the trustee may reduce the amount payable to the purported transferee by the amount of any ordinary dividends that we paid to the purported transferee prior to our discovery that the shares had been transferred to the trust and that is owed by the purported transferee to the trustee as described above. Any net sales proceeds and extraordinary dividends in excess of the amount payable to the purported transferee shall be immediately paid to the charitable beneficiary, and any ordinary dividends held by the trustee with respect to such capital stock will be promptly paid to the charitable beneficiary.

If we do not buy the shares, the trustee must, as soon as reasonably practicable (and, if the shares are listed on a national securities exchange, within 20 days) after receiving notice from us of the transfer of shares to the trust, sell the shares to a person or entity who could own the shares without violating the restrictions described above. Upon such a sale, the trustee must distribute to the purported transferee an amount equal to the lesser of (i) the price paid by the purported transferee for the shares or, if the purported transferee did not give value for the shares in connection with the event causing the shares to be held in trust (e.g., in the case of a gift, devise or other such transaction), the market price of the shares on the day of the event causing the shares to be held in the trust, and (ii) the sales proceeds (net of commissions and other expenses of sale) received by the trustee for the shares. The trustee may reduce the amount payable to the purported transferee by the amount of any ordinary dividends that we paid to the purported transferee before our discovery that the shares had been transferred to the trust and that is owed by the purported transferee to the trustee as described above. Any net sales proceeds in excess of the amount payable to the purported transferee will be immediately paid to the charitable beneficiary, together with any ordinary dividends held by the trustee with respect to such capital stock. In addition, if prior to discovery by us that shares of our capital stock have been transferred to a trust, such shares of capital stock are sold by a purported transferee, then such shares will be deemed to have been sold on behalf of the trust and, to the extent that the purported transferee received an amount for or in respect of such shares that exceeds the amount that such purported transferee was entitled to receive as described above, such excess amount shall be paid to the trustee upon demand. The purported transferee has no rights in the shares held by the trustee.

The trustee will be indemnified by us or from the proceeds of sales of capital stock in the trust for its costs and expenses reasonably incurred in connection with conducting its duties and satisfying its obligations under our certificate of incorporation. The trustee will also be entitled to reasonable compensation for services provided as determined by agreement between the trustee and the board of directors, which compensation may be funded by us or the trust. If we pay any such indemnification or compensation, we are entitled on a first priority basis (subject to the trustee’s indemnification and compensation rights) to be reimbursed from the trust. To the extent the trust funds any such indemnification and compensation, the amounts available for payment to a purported transferee (or the charitable beneficiary) would be reduced.

The trustee will be designated by us and must be unaffiliated with us and with any purported transferee. Prior to the sale of any shares by the trust, the trustee will receive, in trust for the beneficiary, all distributions paid by us with respect to the shares, and may also exercise all voting rights with respect to the shares.

Subject to the DGCL, effective as of the date that the shares have been transferred to the trust, the trustee will have the authority, at the trustee’s sole discretion:

•	to rescind as void any vote cast by a purported transferee prior to our discovery that the shares have been transferred to the trust; and

•	to recast the vote in accordance with the desires of the trustee acting for the benefit of the charitable beneficiary of the trust.

However, if we have already taken corporate action, then the trustee may not rescind and recast the vote.

In addition, if the board of directors determines that a proposed or purported transfer would violate the restrictions on ownership and transfer of our capital stock set forth in our certificate of incorporation, the board of directors may take such action as it deems advisable to refuse to give effect to or to prevent such violation, including but not limited to, causing us to repurchase shares of our capital stock, refusing to give effect to the transfer on our books or instituting proceedings to enjoin the transfer.

From time to time, at our request, every person that is an owner of 5% or more (or such lower percentage as required by the Code or the Treasury regulations thereunder) of the outstanding shares of any class or series of our capital stock, must provide us written notice of its name and address, the number of shares of each class and series of our capital stock that the person beneficially owns and a description of the manner in which the shares are held. Each such owner must also provide us with such additional information as we may request in order to determine the effect, if any, of such owner’s beneficial ownership on our qualification as a REIT and to ensure compliance with the ownership limits. In addition, each beneficial owner or constructive owner of our capital stock, and any person (including the stockholder of record) who is holding shares of our capital stock for a beneficial owner or constructive owner will, upon demand, be required to provide us with such information as we may request in good faith in order to determine our qualification as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance.

Anti-takeover effects of provisions of our certificate of incorporation, bylaws and Delaware law

Provisions of our certificate of incorporation and bylaws may delay or discourage transactions involving an actual or potential change in control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock.

Among other things, our certificate of incorporation and bylaws:

•	permit our board of directors to issue up to 100,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate;

•	provide that, subject to the terms of any series of preferred stock, the authorized number of directors may be changed only by resolution of the board of directors;

•

provide that, subject to the terms of any series of preferred stock, all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

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provide that, subject to the terms of any series of preferred stock, directors may be removed only for cause and only by the affirmative vote of holders of a majority of the voting power of our then-outstanding stock;

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eliminate the personal liability of our directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by the DGCL and indemnify our directors and officers to the fullest extent permitted by the DGCL;

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provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner, and also specify requirements as to the form and content of a stockholder’s notice;

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do not provide for cumulative voting rights, therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose;

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provide that, subject to exceptions, certain waivers we may grant and constructive ownership rules, no person may own, or be deemed to own by virtue of the attribution provisions of the Code, in excess of (i) 9.8% in value of the outstanding shares of all classes or series of Equinix stock or (ii) 9.8% in value or number (whichever is more restrictive) of the outstanding shares of any class or series of Equinix stock (as described above in “Restrictions on Ownership and Transfer”);

•	provide that our bylaws can be amended or repealed at any regular or special meeting of stockholders or by the board of directors;

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permit stockholders to act by written consent so long as stockholders holding at least 25% of the voting power of the outstanding capital stock request that the board of directors set a record date for the action by written consent, and in connection with such a request for the establishment of a record date, provide certain information, make certain representations and comply with certain requirements relating to the proposed action and their ownership of our stock; and

•

provide that special meetings of our stockholders may be called in limited circumstances. Special meetings of stockholders may be called by our board of directors or the chairman of the board of directors, the President or the Secretary and may not be called by any other person. A special meeting of stockholders shall be called by our Secretary at the written request of holders of record of at least 25% of the voting power of our outstanding capital stock entitled to vote on the matters to be brought before the proposed special meeting.

Delaware takeover statute.    We are subject to Section 203 of the DGCL, which regulates corporate acquisitions. DGCL Section 203 restricts the ability of certain Delaware corporations, including those whose securities are listed on the NASDAQ Global Select Market, from engaging under certain circumstances in a business combination with any interested stockholder for three years following the date that such stockholder became an interested stockholder. For purposes of DGCL Section 203, a business combination includes, among other things, a merger or consolidation involving us and the interested stockholder and the sale of 10% or more of our assets. In general, DGCL Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person. A Delaware corporation may opt out of DGCL Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from amendments approved by the holders of at least a majority of the corporation’s outstanding voting shares. We have not opted out of the provisions of DGCL Section 203 in our certificate of incorporation or bylaws.

Forum selection

Our bylaws include a forum selection provision providing that, unless the Company consents in writing, a state court located in the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) will be the sole and exclusive forum for any stockholder to bring any derivative action, any action asserting a claim of breach of fiduciary duties, any action asserting a claim arising from a provision of the Delaware General Corporation Law or the certificate of incorporation or our bylaws or any action asserting a claim governed by the internal affairs doctrine.

Transfer agent and registrar

The transfer agent and registrar for the shares of our common stock is Computershare Trust Company, N.A.

Material U.S. federal income tax considerations

The following supplements and updates the summary of U.S. federal income tax considerations relating to the acquisition, ownership and disposition of our common stock contained in Exhibit 99.1 to our Current Report on Form 8-K filed with the SEC on October 1, 2015, or our REIT Taxation Current Report, which is incorporated in this prospectus supplement by reference. Sullivan & Worcester LLP has rendered a legal opinion that the discussions in this section and in Exhibit 99.1 to our REIT Taxation Current Report in all material respects are the material U.S. federal income tax considerations relevant to owners of our common stock, and the opinions of counsel referred to here and in that section represent Sullivan & Worcester LLP’s opinions on those subjects. Specifically, subject to qualifications and assumptions contained in its opinion and in Exhibit 99.1 to our REIT Taxation Current Report, Sullivan & Worcester LLP has given an opinion to the effect that we have been organized and have qualified for taxation as a REIT under the Code, commencing with our taxable year that began January 1, 2015, and that our current and anticipated investments and plan of operation will enable us to continue to meet the requirements for qualification and taxation as a REIT under the Code, it being understood that our actual qualification for taxation as a REIT, however, will depend on our continued ability to meet, and our meeting, through actual annual operating results and distributions, the various qualification tests under the Code.

Subject to the detailed discussion contained in Exhibit 99.1 to our REIT Taxation Current Report, we believe that we have qualified for taxation, and we intend to remain qualified for taxation, as a REIT under the Code. As a REIT, we generally will not be subject to federal income tax on our net income distributed as dividends to our stockholders. Our distributions to you generally are includable in your income as dividends to the extent these distributions do not exceed allocable current or accumulated earnings and profits; distributions in excess of allocable current or accumulated earnings and profits generally are treated for U.S. federal income tax purposes as a return of capital to the extent of your basis in our stock, and reduce your basis.

We paid the 2015 Special Distribution of $627.0 million on our shares of common stock on November 10, 2015. We expect that the value of the 2015 Special Distribution, plus all of our 2015 regular quarterly distributions, plus the value of the deemed distributions on account of the adjustments to the conversion rate relating to the 2016 Convertible Notes made as a result of the 2015 Special Distribution and the 2015 regular quarterly distributions, will equal or exceed the taxable income that we expect to recognize in 2015.

We encourage you to consult your tax advisor regarding the specific U.S. federal, state, local, foreign and other tax consequences to you of the acquisition, ownership and disposition of our common stock.

Underwriting

We are offering the shares described in this prospectus supplement through a number of underwriters. J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives and J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., RBC Capital Markets, LLC, Barclays Capital Inc., and TD Securities (USA) LLC are acting as joint book-running managers of this offering. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions in the underwriting agreement between us and the underwriters, we have agreed to sell to each underwriter, and each underwriter has agreed to purchase from us, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement, the number of firm shares set forth opposite that underwriter’s name:

Underwriters	Number of firm shares
J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Citigroup Global Markets Inc.
RBC Capital Markets, LLC
Barclays Capital Inc.
TD Securities (USA) LLC
ING Financial Markets LLC
Mitsubishi UFJ Securities (USA), Inc.
HSBC Securities (USA) Inc.
Evercore Group L.L.C.
BTIG, LLC

Total

The obligations of the underwriters under the underwriting agreement, including their agreement to purchase shares from us, are several and not joint. The underwriting agreement provides that the underwriters have agreed to purchase all of the shares if any of them are purchased.

The underwriters initially propose to offer the shares to the public at the public offering price that appears on the cover page of this prospectus supplement. The underwriters may offer the shares to selected dealers at the public offering price minus a concession of up to $            . In addition, the underwriters may allow, and those selected dealers may reallow, a concession of up to $             to certain other dealers. After the initial offering, the underwriters may change the public offering price(s) and any other selling terms. The underwriters may offer and sell shares through certain of their affiliates.

The underwriters have an option to buy up to             additional shares of our common stock from us at the public offering price listed on the cover page of this prospectus supplement, less underwriting discounts and commissions and less an amount per share equal to any per share dividends that are paid or payable by us on the shares reflected in the preceding table but that are not payable on the shares purchased on exercise of this option. The underwriters have 30 days from the date of this prospectus supplement to exercise this option. If any additional shares are purchased with this option, the underwriters will purchase such additional shares in approximately the same proportion as shown in the table above. If any additional shares are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The following table shows the per share and total underwriting discounts and commissions to be paid by us to the underwriters in connection with this offering. The amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without option exercise	With full option exercise
Per share	$	$
Total	$	$

We estimate that the expenses for this offering payable by us (other than the underwriting discounts and commissions set forth in the table above) will be approximately $660,000. The underwriters have agreed to reimburse us for certain expenses relating to this offering.

We have agreed that, without the prior written consent of the representatives, we will not, during the period ending 90 days after the date of this prospectus supplement (the “restricted period”):

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offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing; or

•	enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of common stock or any such other securities,

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

In addition to certain limited exceptions, the restrictions described in the immediately preceding paragraph do not apply to certain transactions, including, among other things: issuances of shares of common stock pursuant to equity incentive plans or employee stock purchase plans, our acquisition of TelecityGroup and our acquisition of one or more businesses not related to TelecityGroup of up to 5% of our shares of common stock outstanding following the completion of this offering.

Our directors and executive officers have agreed that, without the prior written consent of the representatives, they will not, during the restricted period:

•

offer, sell, contract to sell, pledge, or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition by us or any of our affiliates or any person in privity with us or any of our affiliates), directly or indirectly, including the filing of a registration statement with the SEC in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position, any other shares of common stock or any securities convertible into, or exercisable or exchangeable for shares of common stock, owned directly by the director or executive officer or with respect to which the director or executive officer has beneficial ownership within the rules of the SEC, provided that, securities owned by Crosslink Capital, Inc. or Crossover Fund VI Management, L.L.C. shall not be considered to be beneficially owned by a director; or

•

enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of common stock or any securities convertible into or exercisable or exchangeable for common stock;

whether any such transaction is to be settled by delivery of common stock or such other securities, in cash or otherwise.

Subject to limited exceptions, the restrictions described in the immediately preceding paragraph do not apply to certain transactions, including, among other things: transfers of common stock as a charitable contribution up to an aggregate of 2,000 shares of common stock for each director or executive officer; the establishment or entry into a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the sales or disposition of shares of common stock; and transactions made pursuant to the terms of a trading plan pursuant to Rule 10b5-1 under the Exchange Act in existence on the date of this prospectus supplement.

In addition, in the Underwriting Agreement, we have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in respect of those liabilities.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of our common stock in the open market for the purpose of preventing or retarding a decline in the market price of the shares of our common stock while this offering is in progress. These stabilizing transactions may include making short sales of the shares of our common stock, which involves the sale by the underwriters of a greater number of shares of our common stock than they are required to purchase in this offering, and purchasing shares of our common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares of our common stock in the open market. In making this determination, the underwriters will consider, among other things, the price of shares of our common stock available for purchase in the open market compared to the price at which the underwriters may purchase shares of our common stock through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of our common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares of our common stock in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of our common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase shares of our common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares of our common stock as part of this offering to repay the underwriting discount received by them. These activities may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock, and, as a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NASDAQ Global Select Market, in the over-the-counter market or otherwise.

The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, market making, financing and brokerage activities.

Certain of the underwriters and their affiliates have performed commercial banking, investment banking and advisory services for us from time to time for which they have received customary fees and reimbursement of expenses. Certain of the underwriters for this offering have acted as underwriters for our existing senior notes and/or are expected to act as underwriters for the Proposed New Notes. Certain affiliates of the underwriters act as lenders and/or agents under our existing credit facilities. In addition, J.P. Morgan Securities LLC together with its affiliate J.P. Morgan Limited is acting as financial advisor to us in connection with the Telecity Acquisition and as such, may receive customary fees and expenses. Affiliates of the underwriters have made commitments to us with respect to a Telecity Bridge Loan Commitment to finance a portion of the Telecity Acquisition under certain circumstances in the event this offering and the Proposed Debt Financings are not consummated, for which the underwriters and/or their affiliates will be paid customary fees. See “Prospectus summary—Recent developments—Acquisition of Telecity Group plc”. These bridge commitments will be reduced by the aggregate gross proceeds of this offering and the Proposed Debt Financings. The underwriters may, from time to time, engage in transactions with and perform services for us in the course of their business for which they may receive customary fees and reimbursement of expenses. Certain of the underwriters or their affiliates hold equity of TelecityGroup and/or positions in the existing TelecityGroup indebtedness to be refinanced and may be repaid with a portion of the net proceeds of this offering. Certain of the underwriters or their affiliates are customers of ours and engage in transactions with us or our affiliates in the ordinary course of business. Certain of the underwriters or their affiliates have lending relationships with us. Certain of those underwriters or their affiliates routinely hedge, certain of those underwriters or their affiliates are likely to hedge and certain other of those underwriters or their affiliates may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, these underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the shares offered hereby.

In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

You should be aware that the laws and practices of certain countries require investors to pay stamp taxes and other charges in connection with purchases of securities.

European Economic Area

In relation to each member state of the European Economic Area, no offer of shares which are the subject of the offering has been, or will be made to the public in that Member State, other than under the following exemptions under the Prospectus Directive:

A.	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B.	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the representatives for any such offer; or

C.	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares referred to in (a) to (c) above shall result in a requirement for the Company or any representative to publish a prospectus pursuant to Article 3 of the Prospectus Directive, or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person located in a Member State to whom any offer of shares is made or who receives any communication in respect of any offer of shares, or who initially acquires any shares will be deemed to have represented, warranted, acknowledged and agreed to and with each representative and the Company that (1) it is a “qualified investor” within the meaning of the law in that Member State implementing Article 2(1)(e) of the Prospectus Directive; and (2) in the case of any shares acquired by it as a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, the shares acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Member State other than qualified investors, as that term is defined in the Prospectus Directive, or in circumstances in which the prior consent of the representatives have been given to the offer or resale; or where shares have been acquired by it on behalf of persons in any Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

The Company, the representatives and their respective affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgments and agreements.

This prospectus supplement has been prepared on the basis that any offer of shares in any Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Member State of shares which are the subject of the offering contemplated in this prospectus supplement may only do so in circumstances in which no obligation arises for the Company or any of the underwriters representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the underwriters representatives have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the Company or the underwriters to publish a prospectus for such offer.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (as amended) and includes any relevant implementing measure in each Member State.

The above selling restriction is in addition to any other selling restrictions set out below.

Notice to prospective investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”).

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to prospective investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to prospective investors in the Dubai International Financial Centre

This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The shares to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

Notice to prospective investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus supplement does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus supplement contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus supplement is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to prospective investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to prospective investors in Switzerland

The Company has not and will not register with the Swiss Financial Market Supervisory Authority (“FINMA”) as a foreign collective investment scheme pursuant to Article 119 of the Federal Act on Collective Investment Scheme of 23 June 2006, as amended (“CISA”), and accordingly the shares being offered pursuant to this prospectus supplement have not and will not be approved, and may not be licenseable, with FINMA. Therefore, the shares have not been authorized for distribution by FINMA as a foreign collective investment scheme pursuant to Article 119 CISA and the shares offered hereby may not be offered to the public (as this term is defined in Article 3 CISA) in or from Switzerland. The shares may solely be offered to “qualified investors,” as this term is defined in Article 10 CISA, and in the circumstances set out in Article 3 of the Ordinance on Collective Investment Scheme of 22 November 2006, as amended (“CISO”), such that there is no public offer. Investors, however, do not benefit from protection under CISA or CISO or supervision by FINMA. This prospectus supplement and any other materials relating to the shares are strictly personal and confidential to each offeree and do not constitute an offer to any other person. This prospectus supplement may only be used by those qualified investors to whom it has been handed out in connection with the offer described herein and may neither directly or indirectly be distributed or made available to any person or entity other than its recipients. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in Switzerland or from Switzerland. This prospectus supplement does not constitute an issue prospectus supplement as that term is understood pursuant to Article 652a and/or 1156 of the Swiss Federal Code of Obligations. The Company has not applied for a listing of the shares on the SIX Swiss Exchange or any other regulated shares market in Switzerland, and consequently, the information presented in this prospectus supplement does not necessarily comply with the information standards set out in the listing rules of the SIX Swiss Exchange and corresponding prospectus supplement schemes annexed to the listing rules of the SIX Swiss Exchange.

Legal matters

The legality of the common stock offered hereby will be passed upon for us by Davis Polk & Wardwell LLP, Menlo Park, California. Sullivan & Worcester LLP, Boston, Massachusetts, will pass upon our qualification and taxation as a REIT. Certain legal matters will be passed upon for the underwriters by Cahill Gordon & Reindel LLP, New York, New York.

Experts

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus supplement by reference to our Annual Report on Form 10-K for the year ended December 31, 2014 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The audited historical financial statements of Telecity Group plc as of December 31, 2014 and 2013 and for each of the three years ended December 31, 2014 included as Exhibit 99.1 of Equinix, Inc.’s Current Report on Form 8-K/A dated November 16, 2015 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

PROSPECTUS

Equinix, Inc.

Common Stock

Preferred Stock

Debt Securities

Warrants

Purchase Contracts

Units

We may offer from time to time common stock, preferred stock, debt securities, warrants, purchase contracts or units. We may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis. In addition, certain selling securityholders to be identified in supplements to this prospectus may offer and sell these securities from time to time. Specific amounts and terms of these securities will be provided in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest.

Investing in these securities involves certain risks. See “Risk Factors” beginning on page 3 before you make your investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 17, 2014

We have not authorized anyone to provide any information other than that contained or incorporated by reference in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus or any prospectus supplement or in any such free writing prospectus is accurate as of any date other than their respective dates.

Unless otherwise indicated, the terms “Equinix,” the “company,” “us,” “we” and “our” refer to Equinix, Inc. and its consolidated subsidiaries, unless the context otherwise requires.

EQUINIX, INC.

Equinix connects more than 4,500 companies directly to their customers and partners inside the world’s most networked data centers. Businesses leverage the Equinix interconnection platform in 32 strategic markets across the Americas, Europe, Middle East and Africa (EMEA) and Asia-Pacific.

Our principal executive offices are located at One Lagoon Drive, Fourth Floor, Redwood City, CA 94065 and our telephone number is (650) 598-6000. Our website is located at www.equinix.com. Information contained on or accessible through our website is not part of this prospectus.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the SEC utilizing a “shelf” registration process. Under this shelf process, we or the selling securityholders may sell any combination of the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we or the selling securityholders may offer. Each time we or the selling securityholders sell securities pursuant to the registration statement of which this prospectus forms a part, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

FORWARD-LOOKING STATEMENTS

This prospectus, any prospectus supplement and the documents incorporated by reference herein or therein contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements contained in this prospectus or any prospectus supplement or incorporated by reference herein or therein are based upon current expectations that involve risks and uncertainties. Any statements contained in this prospectus or any prospectus supplement or incorporated by reference herein or therein that are not statements of historical fact may be deemed to be forward-looking statements. For example, the words “believes,” “anticipates,” “plans,” “expects,” “intends” and similar expressions are intended to identify forward-looking statements. Our actual results and the timing of certain events may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a discrepancy include, but are not limited to, those discussed in the “Risk Factors” section, in addition to the other information set forth in this prospectus or any prospectus supplement or incorporated by reference herein or therein. We claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 for all forward-looking statements. All forward-looking statements contained in this prospectus or any prospectus supplement or incorporated by reference herein or therein are based on information available to us as of their respective dates and we assume no obligation to update any such forward-looking statements. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth under “Risk Factors” in this prospectus, our Annual Report on Form 10-K for the year ended December 31, 2013 and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2014. You should carefully consider the risks described in the “Risk Factors” section, in addition to the other information set forth in this prospectus or any prospectus supplement or incorporated by reference herein or therein, before making an investment decision.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at www.sec.gov, from which interested persons can electronically access our SEC filings, including the registration statement and the exhibits and schedules thereto. Other information about us is also on our website at www.equinix.com. However, except for the information specifically incorporated by reference herein as set forth below, the information on or accessible through the SEC’s website and the information on or accessible through our website do not constitute a part of this prospectus.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and all documents subsequently filed with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, prior to the termination of the offering under this prospectus:

•	Current Reports on Form 8-K filed on March 4, 2014, March 10, 2014, March 31, 2014, April 24, 2014, May 2, 2014, May 7, 2014, May 13, 2014, May 19, 2014, June 10, 2014, July 24, 2014, October 15, 2014, October 16, 2014 and October 30, 2014;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2014, June 30, 2014 and September 30, 2014;

•	Annual Report on Form 10-K for the year ended December 31, 2013, including portions of our Definitive Proxy Statement on Schedule 14A filed on April 28, 2014, to the extent specifically incorporated by reference into such Annual Report on Form 10-K; and

•	The description of our outstanding Common Stock contained in our Registration Statement No. 000-31293 on Form 8-A filed with the SEC on August 9, 2000, pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “1934 Act”), including any amendment or report filed for the purpose of updating such description.

We are not, however, incorporating by reference any documents or portions thereof, whether specifically listed above or filed in the future, that are not deemed “filed” with the SEC, including any information furnished pursuant to Items 2.02 or 7.01 of Form 8-K or certain exhibits furnished pursuant to Item 9.01 of Form 8-K.

You may request, and we will provide you with, a copy of these filings, at no cost, by calling us at (650) 598-6000 or by writing to us at the following address:

Equinix, Inc.

One Lagoon Drive, Fourth Floor

Redwood City, CA 94065

Attn: Investor Relations

RISK FACTORS

An investment in our securities involves significant risks. Before purchasing any securities, you should carefully consider and evaluate all of the information included and incorporated by reference or deemed to be incorporated by reference in this prospectus or the applicable prospectus supplement, including the risk factors incorporated by reference herein from our Annual Report on Form 10-K for the year ended December 31, 2013, as updated by annual, quarterly and other reports and documents we file with the SEC after the date of this prospectus and that are incorporated by reference herein or in the applicable prospectus supplement. Our business, results of operations or financial condition could be adversely affected by any of these risks or by additional risks and uncertainties not currently known to us or that we currently consider immaterial.

USE OF PROCEEDS

Unless otherwise indicated in a prospectus supplement, the net proceeds from the sale of the securities will be used for general corporate purposes, including working capital, acquisitions, retirement of debt and other business opportunities.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our consolidated ratio of earnings to fixed charges:

	Nine Months Ended	Years Ended
	September 30, 2014	December 31, 2013	December 31, 2012	December 31, 2011	December 31, 2010	December 31, 2009
Ratio of earnings to fixed charges	1.5x	1.4x	1.6x	1.5x	1.2x	1.9x

In calculating the ratio of earnings to fixed charges, earnings consist of net income (loss) from continuing operations before income tax expense and fixed charges. Fixed charges consist of interest expense, including such portion of rental expense that was attributed to interest, and amortization of capitalized interest. The portion of rent expense that was attributed to interest represents a reasonable approximation of the interest factor.

DESCRIPTION OF CAPITAL STOCK

The following summary of the terms of our capital stock is not meant to be complete and is qualified by reference to the relevant provisions of the Delaware General Corporation Law (the “DGCL”) and our certificate of incorporation and bylaws. Our certificate of incorporation and bylaws are incorporated by reference as exhibits to the registration statement of which this prospectus forms a part. See “Where You Can Find More Information” above.

Authorized Capital Stock

Under our certificate of incorporation, our authorized capital stock consists of 300,000,000 shares of common stock, par value $0.001 per share, and 100,000,000 shares of preferred stock, $0.001 par value per share. At November 13, 2014, there were issued and outstanding:

•	54,931,904 shares of our common stock (not counting shares held in treasury);

•	employee restricted stock units for an aggregate of 1,396,210 shares of our common stock;

•	employee stock options to purchase an aggregate of 78,946 shares of our common stock; and

•	zero shares of our preferred stock.

Common Stock

The holders of our common stock are entitled to one vote per share on all matters to be voted on by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for the payment of dividends. All dividends are non-cumulative. In the event of the liquidation, dissolution or winding up of Equinix, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. Our common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of our common stock are fully paid and nonassessable.

Our common stock is listed on the The Nasdaq Stock Market under the symbol “EQIX.”

Preferred Stock

Preferred stock may be issued from time to time in one or more series, each of which is to have the voting powers, designation, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof as are stated and expressed in our certificate of incorporation, or in a resolution or resolutions providing for the issue of that series adopted by our board of directors.

Our board of directors has the authority, without stockholder approval, to create one or more series of preferred stock and, with respect to each series, to fix or alter as permitted by law, among other things, the number of shares of the series and the designation thereof, dividend rights, dividend rate, conversion rights, voting rights, rights and terms of any redemption, redemption price or prices and liquidation preferences.

When we or the selling securityholders offer to sell a particular series of preferred stock, we will describe the specific terms of the securities in a supplement to this prospectus. The preferred stock will be issued under a certificate of designations relating to each series of preferred stock and is also subject to our certificate of incorporation.

The transfer agent for each series of preferred stock will be described in the prospectus supplement.

Anti-Takeover Effects of Provisions of Our Certificate of Incorporation, Bylaws and Delaware law

Provisions of our certificate of incorporation and bylaws may delay or discourage transactions involving an actual or potential change in control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock.

Among other things, our certificate of incorporation and bylaws:

•	permit our board of directors to issue up to 100,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate;

•	provide that, subject to the terms of any series of preferred stock, the authorized number of directors may be changed only by resolution of the board of directors;

•	provide that, subject to the terms of any series of preferred stock, all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	provide that, subject to the terms of any series of preferred stock, directors may be removed only for cause and only by the affirmative vote of holders of a majority of the voting power of our then-outstanding stock;

•	eliminate the personal liability of our directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by the DGCL and indemnify our directors and officers to the fullest extent permitted by the DGCL;

•	provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner, and also specify requirements as to the form and content of a stockholder’s notice;

•	do not provide for cumulative voting rights, therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose;

•	provide that, subject to exceptions and constructive ownership rules, no person may own, or be deemed to own by virtue of the attribution provisions of the Internal Revenue Code of 1986, as amended, in excess of (i) 9.8% in value of the outstanding shares of all classes or series of Equinix stock or (ii) 9.8% in value or number (whichever is more restrictive) of the outstanding shares of any class or series of Equinix stock; and

•	provide that our bylaws can be amended or repealed at any regular or special meeting of stockholders or by the board of directors.

Delaware Takeover Statute. We are subject to Section 203 of the DGCL, which regulates corporate acquisitions. DGCL Section 203 restricts the ability of certain Delaware corporations, including those whose securities are listed on The Nasdaq Stock Market, from engaging under certain circumstances in a business combination with any interested stockholder for three years following the date that such stockholder became an interested stockholder. For purposes of DGCL Section 203, a business combination includes, among other things, a merger or consolidation involving us and the interested stockholder and the sale of 10% or more of our assets. In general, DGCL Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person. A Delaware corporation may opt out of DGCL Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from amendments approved by the holders of at least a majority of the corporation’s outstanding voting shares. We have not opted out of the provisions of DGCL Section 203 in our certificate of incorporation or bylaws.

Transfer Agent and Registrar

The transfer agent and registrar for the shares of our common stock is Computershare Stockholder Services, Inc.

DESCRIPTION OF DEBT SECURITIES

Any debt securities we may issue will constitute either senior or subordinated debt of Equinix. Any debt securities that are sold may be exchangeable for and/or convertible into common stock or any of the other securities that may be sold under this prospectus. Any debt securities will be issued under an indenture between us and U.S. Bank National Association, as trustee, or one or more separate indentures between us and a designated trustee. We will include in a prospectus supplement the specific terms of each series of senior or subordinated debt securities being offered, including the terms, if any, on which a series of senior or subordinated debt securities may be convertible into or exchangeable for other securities. In addition, the material terms of any indenture, which will govern the rights of the holders of our senior or subordinated debt securities, will be set forth in the applicable prospectus supplement.

DESCRIPTION OF WARRANTS

We may issue warrants to purchase our debt or equity securities or securities of third parties or other rights, including rights to receive payment in cash or securities based on the value, rate or price of one or more specified commodities, currencies, securities or indices, or any combination of the foregoing. Warrants may be issued independently or together with any other securities and may be attached to, or separate from, such securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a warrant agent. The terms of any warrants to be issued and a description of the material provisions of the applicable warrant agreement will be set forth in the applicable prospectus supplement.

DESCRIPTION OF PURCHASE CONTRACTS

We may issue purchase contracts for the purchase or sale of:

•	debt or equity securities issued by us or securities of third parties, a basket of such securities, an index or indices of such securities or any combination of the above as specified in the applicable prospectus supplement;

•	currencies; or

•	commodities.

Each purchase contract will entitle the holder thereof to purchase or sell, and obligate us to sell or purchase, on specified dates, such securities, currencies or commodities at a specified purchase price, which may be based on a formula, all as set forth in the applicable prospectus supplement. We may, however, satisfy our obligations, if any, with respect to any purchase contract by delivering the cash value of such purchase contract or the cash value of the property otherwise deliverable or, in the case of purchase contracts on underlying currencies, by delivering the underlying currencies, as set forth in the applicable prospectus supplement. The applicable prospectus supplement will also specify the methods by which the holders may purchase or sell such securities, currencies or commodities and any acceleration, cancellation or termination provisions or other provisions relating to the settlement of a purchase contract.

Any purchase contracts we may issue may require us to make periodic payments to the holders thereof or vice versa, which payments may be deferred to the extent set forth in the applicable prospectus supplement, and those payments may be unsecured or prefunded on some basis. The purchase contracts may require the holders thereof to secure their obligations in a specified manner to be described in the applicable prospectus supplement. Alternatively, purchase contracts may require holders to satisfy their obligations thereunder when the purchase contracts are issued. Our obligation to settle such pre-paid purchase contracts on the relevant settlement date may constitute indebtedness. Accordingly, pre-paid purchase contracts will be issued under an indenture.

DESCRIPTION OF UNITS

As specified in the applicable prospectus supplement, we may issue units consisting of one or more purchase contracts, warrants, debt securities, shares of preferred stock, shares of common stock or any combination of such securities.

FORMS OF SECURITIES

Each debt security, warrant and unit will be represented either by a certificate issued in definitive form to a particular investor or by one or more global securities representing the entire issuance of securities. Certificated securities will be issued in definitive form and global securities will be issued in registered form. Definitive securities name you or your nominee as the owner of the security, and in order to transfer or exchange these securities or to receive payments other than interest or other interim payments, you or your nominee must physically deliver the securities to the trustee, registrar, paying agent or other agent, as applicable. Global securities name a depositary or its nominee as the owner of the debt securities, warrants or units represented by these global securities. The depositary maintains a computerized system that will reflect each investor’s beneficial ownership of the securities through an account maintained by the investor with its broker/dealer, bank, trust company or other representative, as we explain more fully below.

Global Securities

Registered Global Securities. We may issue the registered debt securities, warrants and units in the form of one or more fully registered global securities that will be deposited with a depositary or its nominee identified in the applicable prospectus supplement and registered in the name of that depositary or nominee. In those cases, one or more registered global securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal or face amount of the securities to be represented by registered global securities. Unless and until it is exchanged in whole for securities in definitive registered form, a registered global security may not be transferred except as a whole by and among the depositary for the registered global security, the nominees of the depositary or any successors of the depositary or those nominees.

If not described below, any specific terms of the depositary arrangement with respect to any securities to be represented by a registered global security will be described in the prospectus supplement relating to those securities. We anticipate that the following provisions will apply to all depositary arrangements.

Ownership of beneficial interests in a registered global security will be limited to persons, called participants, that have accounts with the depositary or persons that may hold interests through participants. Upon the issuance of a registered global security, the depositary will credit, on its book-entry registration and transfer system, the participants’ accounts with the respective principal or face amounts of the securities beneficially owned by the participants. Any dealers, underwriters or agents participating in the distribution of the securities will designate the accounts to be credited. Ownership of beneficial interests in a registered global security will be shown on, and the transfer of ownership interests will be effected only through, records maintained by the depositary, with respect to interests of participants, and on the records of participants, with respect to interests of persons holding through participants. The laws of some states may require that some purchasers of securities take physical delivery of these securities in definitive form. These laws may impair your ability to own, transfer or pledge beneficial interests in registered global securities.

So long as the depositary, or its nominee, is the registered owner of a registered global security, that depositary or its nominee, as the case may be, will be considered the sole owner or holder of the securities represented by the registered global security for all purposes under the applicable indenture, warrant agreement, guaranteed trust preferred security or unit agreement. Except as described below, owners of beneficial interests in a registered global security will not be entitled to have the securities represented by the registered global security registered in their names, will not receive or be entitled to receive physical delivery of the securities in definitive form and will not be considered the owners or holders of the securities under the applicable indenture, warrant agreement, guaranteed trust preferred security or unit agreement. Accordingly, each person owning a beneficial interest in a registered global security must rely on the procedures of the depositary for that registered global security and, if that person is not a participant, on the procedures of the participant through which the person owns its interest, to exercise any rights of a holder under the applicable indenture, warrant agreement, guaranteed trust preferred security or unit agreement. We understand that under existing industry practices, if we request any action of holders or if an owner of a beneficial interest in a registered global security desires to give or take any action that a holder is entitled to give or take under the applicable indenture, warrant agreement, guaranteed trust preferred security or unit agreement, the depositary for the registered global security would authorize the participants holding the relevant beneficial interests to give or take that action, and the participants would authorize beneficial owners owning through them to give or take that action or would otherwise act upon the instructions of beneficial owners holding through them.

Principal, premium, if any, and interest payments on debt securities, and any payments to holders with respect to warrants, guaranteed trust preferred securities or units, represented by a registered global security registered in the name of a depositary or its nominee, will be made to the depositary or its nominee, as the case may be, as the registered owner of the registered global security. None of Equinix, the trustees, the warrant agents, the unit agents or any other agent of Equinix, agent of the trustees or agent of the warrant agents or unit agents will have any responsibility or liability for any aspect of the records relating to payments made on account of beneficial ownership interests in the registered global security or for maintaining, supervising or reviewing any records relating to those beneficial ownership interests.

We expect that the depositary for any of the securities represented by a registered global security, upon receipt of any payment of principal, premium, interest or other distribution of underlying securities or other property to holders on that registered global security, will immediately credit participants’ accounts in amounts proportionate to their respective beneficial interests in that registered global security as shown on the records of the depositary. We also expect that payments by participants to owners of beneficial interests in a registered global security held through participants will be governed by standing customer instructions and customary practices, as is now the case with the securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of those participants.

If the depositary for any of these securities represented by a registered global security is at any time unwilling or unable to continue as depositary or ceases to be a clearing agency registered under the Securities Exchange Act of 1934, as amended, and a successor depositary registered as a clearing agency under the Securities Exchange Act of 1934, as amended, is not appointed by us within 120 days, we will issue securities in definitive form in exchange for the registered global security that had been held by the depositary. Any securities issued in definitive form in exchange for a registered global security will be registered in the name or names that the depositary gives to the relevant trustee, warrant agent, unit agent or other relevant agent of ours or theirs. It is expected that the depositary’s instructions will be based upon directions received by the depositary from participants with respect to ownership of beneficial interests in the registered global security that had been held by the depositary.

PLAN OF DISTRIBUTION

Equinix and/or the selling securityholders, if applicable, may sell the securities in one or more of the following ways (or in any combination) from time to time:

•	to or through underwriters or dealers;

•	in short or long transactions;

•	directly to a limited number of purchasers or to a single purchaser;

•	through agents; or

•	through a combination of any of these methods of sale.

The prospectus supplement will state the terms of the offering of the securities, including:

•	the name or names of any underwriters, dealers or agents;

•	the purchase price of such securities and the proceeds to be received by Equinix, if any;

•	any underwriting discounts or agency fees and other items constituting underwriters’ or agents’ compensation;

•	details regarding over-allotment options under which underwriters may purchase additional securities from us, if any

•	any public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which the securities may be listed.

Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

If Equinix and/or the selling securityholders, if applicable, use underwriters in the sale, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including:

•	negotiated transactions;

•	at a fixed public offering price or prices, which may be changed;

•	“at the market offerings,” within the meaning of Rule 415(a)(4) of the Securities Act, to or through a market maker or into an existing trading market, on an exchange or otherwise;

•	at prices related to prevailing market prices; or

•	at negotiated prices.

Unless otherwise stated in a prospectus supplement, the obligations of the underwriters to purchase any securities will be conditioned on customary closing conditions and the underwriters will be obligated to purchase all of such series of securities, if any are purchased.

Equinix and/or the selling securityholders, if applicable, may sell the securities through agents from time to time. The prospectus supplement will name any agent involved in the offer or sale of the securities and any commissions we pay to them. Generally, any agent will be acting on a best-efforts basis for the period of its appointment.

Equinix and/or the selling securityholders, if applicable, may authorize underwriters, dealers or agents to solicit offers by certain purchasers to purchase the securities from Equinix at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth any commissions we pay for solicitation of these contracts.

Underwriters and agents may be entitled under agreements entered into with Equinix and/or the selling securityholders, if applicable, to indemnification by Equinix and/or the selling securityholders, if applicable, against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribution with respect to payments which the underwriters or agents may be required to make. Underwriters and agents may be customers of, engage in transactions with, or perform services for Equinix and its affiliates in the ordinary course of business.

Each series of securities other than the common stock, which is listed on The NASDAQ Stock Market, and any series of debt securities outstanding on the date hereof, will be a new issue of securities and will have no established trading market. Any underwriters to whom securities are sold for public offering and sale may make a market in the securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. The securities, other than the common stock, may or may not be listed on a national securities exchange.

LEGAL MATTERS

Unless otherwise indicated in the applicable prospectus supplement, the legality of any securities offered hereby will be passed upon for us by Davis Polk & Wardwell LLP, Menlo Park, California, and for any underwriters or agents, by counsel named in the applicable prospectus supplement.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated herein by reference to the Annual Report on Form 10-K for the year ended December 31, 2013 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

$750,000,000

Equinix, Inc.

Common stock

Prospectus supplement

J.P. Morgan

BofA Merrill Lynch

Citigroup

RBC Capital Markets

Barclays

TD Securities

ING

MUFG

HSBC

Evercore ISI

BTIG

                    , 2015